Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 8, 2016

October 3, 2016

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 8th day of November, 2016, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2016, together with the report of the auditors thereon;

2.	TO ELECT members of the board of directors of the Issuer;

3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;

4.	TO CONSIDER and to pass an ordinary resolution, approving, ratifying and confirming a new performance share grant plan of the Issuer (the “New PSG Plan”), as more particularly described in the accompanying information circular;

5.	TO CONSIDER and to pass an ordinary resolution, authorizing and approving the issuance by the Issuer of a number of Common Shares to the holders of Class B Series Three common shares (“Class B-3 Shares”) of Student Transportation of America Holdings, Inc., a subsidiary of the Issuer, in connection with the exchange of such Common Shares for Class B-3 Shares owned by such holders, in order to, among other things, eliminate this share class, as more particularly described in the accompanying information circular; and

6.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This year, the Issuer is delivering its proxy materials to Shareholders using the “notice-and-access” system (“Notice and Access”), which involves the Issuer providing its proxy materials to Shareholders over the internet. We believe that this delivery process will expedite Shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a Notice and Access notification (the “Notice and Access Notification”) containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically and how to vote online. The Company will send the Notice and Access Notification on or about October 5, 2016 to the Shareholders of record as at September 27, 2016. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.   Other Shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access Notification.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 3rd day of October, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.

TABLE OF CONTENTS

PROXY SOLICITATION AND VOTING	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Voting of Proxies	3
INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES	3
VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF	4
MATTERS TO BE CONSIDERED AT THE MEETING	4
EXECUTIVE COMPENSATION	15
Compensation Discussion and Analysis	15
Objectives of the Issuer’s Compensation Program	15
Significant Elements of Executive Compensation	16
Setting Executive Compensation	20
Risks Associated with Compensation Policies and Practices	26
Hedging of Equity-Based Compensation or Securities of Issuer	26
Performance Graph	26
Summary Compensation Table	27
Employment Agreements with Named Executive Officers	28
Incentive Plan Awards	33
Outstanding Share-Based Awards	33
Value Vested or Earned During the Year	33
Termination and Change of Control Benefits	33
Description of Termination and Payment Terms.	34
Estimated Incremental Payments and Other Benefits upon Termination.	34
Other Conditions and Obligations regarding Payments	36
Director Compensation	36
Director Compensation Table	36
Director Compensation Arrangements	37
Deferred Share Unit Plan	38
Indebtedness of Directors and Officers	38
Payments to Directors as Consultants or Experts	38
AUDITOR’S FEES	38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39
DIRECTORS’ AND OFFICERS’ INSURANCE	39
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	39
Determination of Compensation	43
OTHER BUSINESS	45
ADDITIONAL INFORMATION	45
APPROVAL OF DIRECTORS	45

STUDENT TRANSPORTATION INC.

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation Inc. (the “Issuer”) for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders” or “Holders”) of common shares (“Common Shares”) of the Issuer to be held on the 8th day of November, 2016 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular.

The information contained herein is given as of the 3rd day of October, 2016, except where otherwise noted.

Notice and Access

National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) allow for the use of a “notice-and-access” regime (“Notice-and-Access”) for the delivery of proxy-related materials. The Issuer uses Notice-and-Access to distribute the Circular, the notice of meeting, the Issuers’ annual financial statements for Fiscal 2016, and management’s discussion & analysis accompanying the Fiscal 2016 annual financial statements, (collectively, the “Meeting Materials”) to Shareholders. Through Notice-and-Access, the Issuer will distribute its Meeting Materials to Shareholders over the internet, instead of mailing paper copies. The Issuer believes that the benefits of Notice-and-Access are as follows: (i) Shareholders will have more immediate access to the Meeting Materials; (ii) the Issuer will substantially reduce printing, postage and related material costs associated with the printing and mailing of the Meeting Materials; and (iii) the Issuer is promoting environmental responsibility by decreasing the large volume of paper documents generated in connection with the Meeting.

Under Notice and Access, the Issuer will (a) post the Meeting Materials on a website other than SEDAR and (b) send a notice to Shareholders that will include (i) basic information about the meeting and the matters to be voted on; (ii) instructions on how to obtain a paper copy of the Meeting Materials; and (iii) a plain-language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online (the “Notice and Access Notification”).

On or about October 5, 2016, the Issuer will send to Shareholders a notice package containing the Notice and Access Notification and the relevant voting document (a form of proxy or voting instruction form).

The Issuer has determined that those beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with the Notice.

Appointment and Revocation of Proxies

Together with this Circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer. To be valid, proxies must be deposited at the offices of Computershare Investor Services Inc. (“Computershare”), 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 2:00 p.m. (Toronto time) on November 4, 2016, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, or be deposited with the Chair of the Meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. In the absence of such specification, such Common Shares will be voted: (a) FOR the election, separately, of each of the eight nominees to the board of directors listed under the heading “Matters to be Considered at the Meeting - Election of directors”; (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors; (c) FOR the approval of an ordinary resolution approving, ratifying and confirming a new performance share grant plan of the Issuer (the “New PSG Plan”), as more particularly described herein; and (d) FOR the approval of an ordinary resolution authorizing and approving the issuance by the Issuer of a number of Common Shares to the holders of Class B Series Three common shares (“Class B-3 Shares”) of Student Transportation of America Holdings, Inc. (“STA Holdings” or the “Company”), a subsidiary of the Issuer, in connection with the exchange of such Common Shares for Class B-3 Shares owned by such holders, in order to, among other things, eliminate this share class, as more particularly described herein.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this Circular, the directors of the Issuer (the “Directors”) know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. Materials in connection with the Meeting are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

A non-registered securityholder of the Issuer (a “Beneficial Holder”) who beneficially owns Common Shares, but such Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and not in the Beneficial Holder’s own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders’ meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the voting instruction forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 92,034,165 Common Shares outstanding. At the Meeting, each Shareholder of record at the close of business on September 27, 2016, the record date established for the notice of the meeting (the “Record Date”), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares. The Caisse de Dépôt et Placement du Québec holds 7,997,018 Common Shares, representing approximately 8.7% of the total Common Shares outstanding.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed.

On September 24, 2009, the board of directors reviewed and adopted a majority voting policy. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the board. The resignation will be effective when accepted by the board. The board will consider the resignation and determine whether or not the resignation should be accepted. For more information on this policy, please see “Statement of Corporate Governance Practices, Item 6 – Nomination of Directors”.

The following table sets forth the names of, and certain information for, the eight persons proposed to be nominated for election as directors. Biographies for the directors, which include a summary of each director’s principal occupation and employment within the five preceding years and any cease-trade orders and bankruptcies, are set out at pages 36 to 40 of the Issuer’s annual information form dated September 28, 2016 (the “AIF”), which section is incorporated by reference herein. The AIF can be found under the Issuer’s profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over Common Shares (1)	Ownership or Control Over STA Holdings’ Class B Shares (6)	DSU Units issued under DSU Plan of the Issuer(7)
Denis Gallagher (4)(6) New Jersey, United States	Chairman and Chief Executive Officer of the Issuer	September 2004	806,022	376,298	--
Irving Gerstein (2)(3)(10) Ontario, Canada	Corporate Director	October 2004	132,790	--	15,593
George Rossi (3)(11) Quebec, Canada	Corporate Director	October 2004	7,100	--	15,593
David Scopelliti (2)(3)(8) Connecticut, United States	Senior VP of Alcentra, a wholly-owned subsidiary of The Bank of New York Mellon Corporation and Alcentra Capital Corporation	October 2004	19,656	--	51,922

Barbara Basney(9) Connecticut, United States	VP, Global Advertising and Media, Xerox Corp.	November 2014	--	--	8,718
Wendi Sturgis (5) New York, United States	EVP, Enterprise Sales and Services, Yext, Inc.	December 2013	3,000	--	10,481
Victor Wells (3) Ontario, Canada	Corporate Director	September 2006	7,400	--	38,983
Kenneth Needler (2) Ontario, Canada	Corporate Director	September 2004	22,943	--	15,593

Notes:

(1)	All numbers and values in this table are stated as at June 30, 2016. The information as to Common Shares beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been confirmed by the respective nominees individually.

(2)	Member of Compensation, Nominating and Governance Committee (the “CNG Committee”) of the Issuer.

(3)	Member of the Audit Committee of the Issuer.

(4)	Chairman of the board of directors of the Issuer.

(5)	Chairperson of the Innovation and Technology Committee.

(6)	As of June 30, 2016, Mr. Gallagher beneficially owns 376,298 of the issued Class B common shares of STA Holdings, representing approximately 18.3% of the outstanding Class B common shares of STA Holdings.

(7)	Commencing for the fiscal year ended June 30, 2016, each independent director earns annual DSU Units having a value of US$40,000. This resulted in each director receiving a grant of 9,153 DSU Units relating to their fiscal 2016 service. See “Executive Compensation – Director Compensation”.

(8)	Member of the Compensation Committee (the “Compensation Committee” and, together with the CNG Committee, the “Compensation Committees”) of the direct U.S. subsidiary of the Issuer, STA Holdings, which in turn owns 100% of the stock of the primary operating subsidiary of the Issuer, Student Transportation of America, Inc. (“STA”).

(9)	Member of the Innovation and Technology Committee.

(10)	Chairman of the CNG Committee of the Issuer.

(11)	Chairman of the Audit Committee of the Issuer.

Director Equity Ownership Policy

The Board of Directors has adopted a mandatory Director Share Ownership Policy in order to further align the interests of the Issuer’s independent directors with the long-term interests of the Shareholders. The policy provides that all independent directors are required to acquire (and thereafter maintain ownership of) common share equity, which will include Notional Shares (as defined below) under the Issuer’s DSU Plan, with a fair market value equal to a minimum of US$150,000 within a period of three (3) years from the date of adoption of the policy or, in the case of new directors appointed after the adoption of the policy, three (3) years from the date of their respective appointments. For purposes of the policy, share ownership includes any shares owned, directly or indirectly, by a director or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and DSUs issued under the DSU Plan. For purposes of determining compliance with the policy, the value of a share means an assumed per share value based on the average of the closing price of a Common Share on the last trading day of each of the previous four fiscal quarters, adjusted to United States dollars if necessary to match the US$150,000 requirement. The above policy was adopted in June 2015, and is applicable for the 2016 and 2017 fiscal years, subject to review in June of 2017.

The Issuer’s DSU Plan was adopted in 2007. Amounts contributed to the DSU accounts, and accrued notional dividends earned thereon, are immediately vested and can be redeemed only once a director ceases serving on the board. In accordance with the Issuer’s director compensation structure, all of the directors receive 50% of their annual retainer for each of the 2016 and 2017 fiscal years in the form of DSUs in lieu of cash, unless a director elects a higher percentage. See “Compensation of Directors” below for further information about directors’ compensation.

2.	Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP be re-appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the directors to fix their remuneration.

3.	Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2016, and the Auditors’ Report thereon accompanying this Circular, will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

4.	Special Business – New Performance Share Grant Plan

At the Meeting, Shareholders will be asked to approve an ordinary resolution (the “New PSG Plan Resolution”), the full text of which is set forth in Schedule “B” to the Circular, approving, ratifying and confirming a new performance share grant plan of the Issuer (the “New PSG Plan”). The New PSG Plan Resolution must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting.

Background

The Issuer currently has an Equity Incentive Plan (the “EIP”), which provides for the issuance of certain shares (“EIP Shares”) of STA Holdings, a subsidiary of the Issuer. The EIP has been used primarily for fulfilling the long-term incentive plan (the “LTIP”) of the Issuer and was adopted in order to (a) align the interests of employees and officers of the Issuer with the long-term interests of Shareholders, (b) optimize the performance of the operations of the Issuer, and (c) provide EIP participants with an incentive to achieve excellence in individual performance over the long-term. Decisions regarding the level of awards granted to the EIP participants have historically been based upon a mix of (i) overall company-wide quantitative measures, (ii) divisional/unit performance and (iii) individual role and performance factors.

As of the date of this Circular, all available shares under the EIP have been fully issued to employees and senior management. As there are no longer any EIP Shares that are available to be granted, the Issuer does not currently have a long-term compensation plan with which to attract, retain and motivate existing and future employees, and align their interests with those of the Issuer and its Shareholders. While the board of directors and CNG Committee have determined that the EIP program has been highly successful in achieving the objectives described above, the board of directors and CNG Committee believe that the New PSG Plan will better and more effectively achieve these goals, providing for further alignment of the long-term interests of management and employees with those of Shareholders. A summary of the EIP is included under “Executive Compensation – Compensation Discussions and Analysis – Long-Term Incentive Plan”, which summary is qualified in its entirety by the specific language of the EIP and supporting documents.

Under the New PSG Plan, participants will be eligible to receive performance share grant units (“PSG Units”) that are redeemable for Common Shares of the Issuer, thereby directly aligning the interests of participants and the Shareholders. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures (other than in the event of a participant’s death or disability) and, except in certain prescribed circumstances, the PSG Units will vest over a three-year period.

In reviewing the Company’s existing EIP and alternative compensation programs, the board of directors and CNG Committee considered, among other things, industry practices and good governance standards among its peers, along with the incentive programs of its peers and competitors. The Issuer engaged Hugessen Consulting Inc. (“Hugessen Consulting”), a compensation consulting firm, to assist the board of directors and CNG Committee in their review. In particular, Hugessen Consulting was asked to review the existing EIP, assist with the design and preparation of the New PSG Plan and provide advice to the Issuer in determining the appropriate number of Common Shares to be reserved for issuance under the New PSG Plan. In connection therewith, Hugessen Consulting reviewed the equity compensation plans of a peer group of 11 companies, as well as historic and prospective rates of overhang, dilution and burn rate under the existing EIP and New PSG Plan, as applicable. The peer group of companies is set out below:

Forward Air Corp.
Heartland Express, Inc.
Bridgepoint Education, Inc.
American Public Education, Inc.
K12, Inc.
XPO Logistics, Inc.
Marten Transport Ltd.
Air Transport Services Group, Inc.
Celadon Group Inc.
Carriage Services Inc.
Universal Technical Institute, Inc.

Hugessen Consulting’s report observed that the Issuer was positioned near or above the median of its peer group on one-year burn rate, but below the median of its peer group on three-year burn rate, dilution and overhang, as set out in the following table. On that basis, Hugessen Consulting concluded that the Issuer’s request to reserve an aggregate of 3,000,000 Common Shares under the New PSG Plan is appropriate and in line with market practices.

In comparing the Issuer to the peer group, Hugessen Consulting calculated that the Issuer’s current overhang, dilution and burn rate relating to the New PSG Plan are as follows:

Measure	Burn Rate(1)		Dilution(2)	Overhang(3)
	Current Year	3-Year Average
Proxy Peers Summary Statistics
75th Percentile	3.1%	2.7%	8.3%	14.7%
Median	0.9%	1.0%	3.9%	9.0%
25th Percentile	0.7%	0.7%	2.9%	6.5%
The Issuer	1.06%	0.84%	1.07%	4.75%
Percent Rank	P59	P34	P6	P14

(1)	“Burn Rate” is the size of annual equity grants and is an indication of how fast the share reserve is being used. Burn Rate is defined as the total number of share awards issued in a year divided by the number of Common Shares outstanding.

(2)	“Dilution” represents the decrease in the overall stake of a Common Share (as a percentage of total Common Shares outstanding) because of the issuance of additional Common Shares. Dilution is defined as the total number of share awards outstanding divided by the number of Common Shares outstanding.

(3)	“Overhang” represents the total potential dilution from the New PSG Plan. Overhang is defined as the total share awards outstanding plus the number of shares available for issuance plus the number of shares requested for issuance, divided by the number of Common Shares outstanding.

Based on the experience of the Issuer, the board of directors and CNG Committee, and based further upon the advice and calculation of Hugessen Consulting, the board of directors and CNG Committee currently anticipate that the 3,000,000 Common Shares reserved for issuance under the New PSG Plan will, if approved by the Shareholders, permit future grants of PSG Units for the next three to four years.

The board of directors believes that the New PSG Plan Resolution, the full text of which is set forth in Schedule “B” to the Circular, is in the best interests of the Issuer and its Shareholders. Accordingly, the board of directors recommend that Shareholders vote FOR the approval of the New PSG Resolution.

If the New PSG Plan is not approved, the Issuer may be required to settle any awards granted in the next fiscal year in the form of cash, thereby depleting cash that would otherwise be available for investment in the Issuer’s operations and growth opportunities, and the Issuer will have to consider alternative forms of long-term, performance-based compensation in order to attract and retain qualified personnel.

A summary of the key terms of the New PSG Plan is described below. The following information is intended as a brief description of the New PSG Plan and is qualified in its entirety by the full text of the New PSG Plan, a copy of which is attached to this Circular as Schedule “D”.

Summary of New Performance Share Grant Plan

Purpose

On September 30, 2016, the board of directors of the Issuer approved the adoption of the New PSG Plan, subject to the receipt of shareholder and regulatory approvals. The purpose of the New PSG Plan is to: (a) align the interests of Designated Participants (as defined herein) with those of the Shareholders; (b) assist in attracting, retaining and motivating key personnel of the Issuer by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Issuer; (c) to optimize the performance of the Issuer through incentives which are consistent with the Issuer’s goals; and (d) to provide Designated Participants with an incentive for excellence in individual performance.

Administration

The New PSG Plan will be administered by the CNG Committee (or such other committee or persons as may be designated by the board of directors from time to time to administer the New PSG Plan) (the “Administrators”), who will have, subject to the terms of the New PSG Plan, the sole and complete authority to make all determinations and to take all actions necessary or advisable for the implementation and administration of the New PSG Plan. The Administrators will have the authority to, among other things, (a) determine the aggregate number of PSG Units available for allocation in respect of each Performance Period (as defined herein); (b) determine the number of PSG Units to be allocated to each Designated Participant and the allocation date thereof; (c) interpret and construe the provisions of the New PSG Plan; (d) determine and establish the performance measures that shall apply to the vesting of the PSG Units allocated under the New PSG Plan and evaluate and assess the extent to which such performance measures must and have been achieved in order for such PSG Units to become vested; and (e) adopt, amend and rescind administrative guidelines and other rules and regulations for implementing the New PSG Plan.

Determination of Designated Participants

Officers and employees of the Issuer and its Related Entities (as defined in the New PSG Plan) will be eligible to participate in the New PSG Plan (each, an “Eligible Person”). However, for each fiscal year of the Issuer (each, a “Performance Period”), the Administrators will determine the persons, from among the Eligible Persons, who will be allocated PSG Units in respect of such Performance Period. For certainty, in no event shall a non-executive director of the Issuer or any of its Related Entities be entitled to participate in the New PSG Plan.

Allocation of PSG Units

At the beginning of each Performance Period, the Administrators shall allocate a number of PSG Units to each Designated Participant in respect of such Performance Period, which amount shall not exceed the amount of such Designated Participant’s base salary (unless otherwise specified in such Designated Participant’s employment agreement).

Determination of Performance Measures

At or prior to the time the Administrators allocate PSG Units to Designated Participants for a Performance Period, the board of directors shall, in its discretion, and upon the recommendation of the CNG Committee, determine the performance measures, standards, metrics, goals and/or objectives (which may include Issuer- and/or individual-related criteria) that will apply to each such allocation of PSG Units to Designated Participants for that Performance Period, and that will be used to determine the degree to which there will be vesting of such PSG Units into Common Shares. Performance measures in any Performance Period may include (without limitation) total shareholder return, payout ratio, return on assets, EBITDA (as defined below) margin or other financial measures.

The goals, performance measures, financial targets and award levels applicable to the Performance Period for the Issuer’s 2017 fiscal year have been determined by the board of directors (upon the recommendation of the CNG Committee) to be as follows, with each of the five (5) tests or measures having an equal weighting of 20%:

Measure	Description	Fiscal 2017 Target
Total Shareholder Return (20%)	• Calculated using the simple average trading price of the Common Shares for the 30-day period ending on the last day of the 2016 fiscal year, as compared to the simple average trading price of the Common Shares for the 30-day period ending on the last day of the 2017 fiscal year, and then adding the effect of all dividends paid in the 2017 fiscal year	8%
Payout Ratio (20%)	• Based on the amount of the Issuer’s gross cash flow that is paid out in the form of distributions in the 2017 fiscal year • This test will exclude extraordinary items (as determined by the board of directors)	63%
Return on Assets (“ROA”) (20%)	• An annual return on assets test for the operations	6.3%
EBITDA Margin (20%)	• Annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for the operations	20.5%
Qualitative Goals (20%)	• The achievement of certain agreed qualitative personal performance goals, set by the Compensation Committee or CEO (or his designate) near the start of each fiscal year, which generally will center around qualitative factors. Performance against this personal set of goals will be determined in the discretion of the board of directors.	n/a

Achievement of 100% of “target performance”, or more, will result in 100% of the potential stock award being granted in shares.

Achievement of 80% of “target performance” will result in only 35% of the potential stock award being granted in shares. No stock award attributable to a measure will be granted if the results achieved for that measure are at less than 80% of “target performance”.

Achievement of a performance level between 80% and 100% of “target performance” for a measure will result in the actual amount of shares issued being a number between: (i) 35% of the potential stock award; and (ii) the maximum potential stock award, based upon linear interpolation between the two points. A chart demonstrating the granting of awards attributable to levels of partial achievement is set out below.

For the 2018 fiscal year Performance Period and each Performance Period thereafter, the goals, performance measures, financial targets and award levels shall be determined by the board of directors, in its sole discretion and upon the recommendation of the CNG Committee, and as such, may be different, and may have different weighting, than the goals, performance measures, financial targets and award levels set out above for the 2017 fiscal year.

Dividend Equivalents

Whenever cash dividends are paid on the Common Shares, a notional amount will be credited to a Designated Participant’s account for each PSG Unit recorded therein as of the record date equal to the cash dividend paid per Common Share. The notional amount credited to the Designated Participant’s account shall only be paid to the Designated Participant if the PSG Unit to which it relates has vested in accordance with the terms of the New PSG Plan, and shall be paid in cash to such Designated Participant at the same time as when such PSG Unit is redeemed.

Limitations

The aggregate maximum number of Common Shares available for issuance under the New PSG Plan is 3,000,000 Common Shares (subject to adjustment in the event of a stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Issuer’s assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Issuer affecting Common Shares), representing approximately 3.3% of the issued and outstanding Common Shares as of the date hereof. To the extent PSG Units are forfeited or cancelled before redemption, the Common Shares subject to such PSG Units will be added back to the number of Common Shares reserved for issuance under the New PSG Plan and such Common Shares will again become available for PSG Unit grants under the New PSG Plan.

The number of securities issuable to Insiders (as defined in the New PSG Plan), at any time, under all security based compensation arrangements of the Issuer including, without limitation, this Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis. The number of securities issued to Insiders, within any one-year period, under all security based compensation arrangements of the Issuer including, without limitation, this Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis.

Vesting of PSG Units

(a)       Determination of Performance Percentage

Following the end of each Performance Period (within 10 business days after the date on which the board of directors approves the Issuer’s annual financial statements for such Performance Period but not later than, assuming the Performance Period ends on or about the 30th day of June, the 7th day of September immediately following the end of such Performance Period), the Administrators shall determine, in their sole discretion, whether and to what extent each Designated Participant achieved the performance measures applicable to his or her PSG Units for such Performance Period. The Administrators will assign a percentage for each allocation of PSG Units from 0 per cent to 100 per cent, which will reflect the level at which the Designated Participant attained the performance measures (the “Performance Percentage”). In no event shall the Performance Percentage be greater than 100 per cent, such that no Designated Participant will be entitled to vested PSG Units for a Performance Period in excess of the PSG Units allocated to such Designated Participant on the original allocation date for such Performance Period.

(b)       Vesting based on Performance Percentage

The number of PSG Units allocated to a Designated Participant for a Performance Period that will vest will be calculated by multiplying the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units will vest over a three-year period from the original allocation date of such PSG Units (as to one-third of such PSG Units per year), with the first one-third of such PSG Units to vest on the date the applicable Performance Percentage is determined.

(c)       Vesting on Death or Incapacity to Work

If a Designated Participant dies or is incapable of working as a result of physical or mental incapacity, all unvested PSG Units credited to such Designated Participant’s account will immediately vest on the date of termination of his or her employment.

(d)       Vesting on Termination without Cause or upon Resignation for Good Reason

If a Designated Participant is terminated without Cause (as defined in the New PSG Plan) or resigns for Good Reason (as defined in the New PSG Plan), the number of unvested PSG Units credited to such Designated Participant’s account that will vest will be calculated by multiplying, for each allocation of PSG Units, the aggregate number of such PSG Units by the applicable Performance Percentage. A pro rata portion of the resulting PSG Units will vest on the date of termination of such Designated Participant’s employment, based on the number of days that the Designated Participant was actively employed during the applicable Performance Period divided by the number of days comprising the applicable Performance Period.

For any PSG Units for which the applicable Performance Percentage has not been determined as of the date of such Designated Participant’s termination of employment, the Administrators will determine the proportional achievement of the performance measures and the corresponding Performance Percentage applicable to the allocation of PSG Units.

(e)       Vesting on Termination for Cause or upon Resignation (other than for Good Reason)

If a Designated Participant is terminated for Cause or resigns (other than for Good Reason), all unvested PSG Units credited to such Designated Participant’s account will immediately expire as of the date of such Designated Participant’s termination of employment.

(f)       Vesting on Change of Control

If a Change of Control (as defined in the New PSG Plan) occurs and the employment of a Designated Participant is terminated (other than for Cause or due to the resignation of such Designated Participant (other than for Good Reason)) within twelve (12) months following the occurrence of such Change of Control, the number of unvested PSG Units credited to such Designated Participant’s account that will vest will be calculated by multiplying, for each allocation of PSG Units, the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units shall vest on the date of termination of the Designated Participant’s employment.

For any PSG Units for which the applicable Performance Percentage has not been determined as of the date of such Designated Participant’s termination of employment, the Administrators will determine the proportional achievement of the performance measures and the corresponding Performance Percentage applicable to the allocation of PSG Units.

Redemption of PSG Units

PSG Units will be redeemed for Common Shares within 5 business days after the PSG Unit is fully vested. Each vested PSG Unit will be redeemed for one Common Share.

Clawback

In order to further align the interests of management and employees with those of the Shareholders, the New PSG Plan includes a recoupment provision applicable to the PSG Units, notional amounts credited to a Designated Participant’s account in connection with the payment of dividends and any Common Shares and cash issued or issuable upon redemption of a PSG Unit, as well as any proceeds resulting from any sale or other disposition of Common Shares issued or issuable upon redemption of a PSG Unit (collectively, “PSG Compensation”). Under the New PSG Plan, if, as a result of a restatement of the Issuer’s financial statements due to the Issuer’s material noncompliance with any financial reporting requirement under applicable securities laws, a Designated Participant received more PSG Compensation than the Designated Participant would have received absent the incorrect financial statements, the Issuer shall recover said excess PSG Compensation (defined as the excess of (i) the actual amount of PSG Compensation paid to the Designated Participant over (ii) the PSG Compensation that would have been paid based on the restated financial results during the three-year period preceding the date on which the Issuer is required to prepare such restatement). The New PSG Plan also provides that if the Administrators make a determination, in their sole discretion, that a Designated Participant engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes just cause for dismissal during the Designated Participant’s employment, whether or not such misconduct contributes to an obligation to restate the Issuer’s financial statements, the Administrators may require reimbursement or forfeiture of all or part of the PSG Compensation received by the Designated Participant to the extent of the amount of damages suffered, or which would be a reasonable pre-estimate of the damages that would be suffered, by the Company as a result of the misconduct. The Administrators may use their judgment in determining the amount to be recovered.

Amendment

The Administrators may amend, suspend or terminate the New PSG Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

Subject to the terms of the New PSG Plan, the Administrators may approve amendments relating to the New PSG Plan, without obtaining shareholder approval, to the extent that such amendment:

•	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the rules of the TSX and NASDAQ, in place from time to time;

•	is an amendment to the New PSG Plan respecting administration of the New PSG Plan;

•	changes the terms and conditions on which PSG Units may be or have been allocated pursuant to the New PSG Plan;

•	changes the termination provisions of a PSG Unit or the New PSG Plan; or

•	is an amendment to the Plan of a “housekeeping nature”.

Notwithstanding anything to the contrary contained herein, Shareholder approval will be required for the following:

•	increasing the number of securities issuable under the New PSG Plan, other than in accordance with the terms of the New PSG Plan;

•	making a change to the class of Eligible Persons that would have the potential of broadening or increasing participation by Insiders or introducing participation by non-executive directors of the Issuer;

•	amending the vesting provisions under the heading “Vesting of PSG Units – Vesting on Change of Control” above such that the vesting of PSG Units thereunder would be triggered solely upon the occurrence of a Change of Control;

•	extending any term of an award under this New PSG Plan beyond the original expiry date of the award benefiting an Insider;

•	amending the restriction on transferability of PSG Units;

•	permitting awards other than PSG Units to be made under the New PSG Plan; and

•	amending the amendment provisions of the New PSG Plan.

Withholding Tax

In the event that the Issuer is required by any law or regulation of any taxing authority to withhold any taxes of any kind in connection with any payment or distribution to a Designated Participant under the New PSG Plan, such Designated Participant may elect, in his or her discretion, to receive cash in lieu of Common Shares that would otherwise have been issued to such Designated Participant upon the redemption of vested PSG Units credited to the Designated Participant’s account. The number of Common Shares surrendered for cash shall be that number of Common Shares having a Market Value (as defined in the New PSG Plan) on the applicable vesting date equal to the amount of cash elected to be received by the Designated Participant in lieu of such Common Shares.

Blackout Period

If a Designated Participant makes an election as described under the heading “Withholding Tax” above and the vesting date of the PSG Units for which the election has been made would occur during a Blackout Period (as defined in the New PSG Plan), then, notwithstanding any other provision of the New PSG Plan, the vested PSG Unit shall instead vest on the date which is 5 business days after the date on which the Blackout Period ends.

U.S. Participants

It is intended that the provisions of the New PSG Plan shall be exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”), under the exemption for short-term deferrals set forth in Treasury Regulation Section 1.409A-1(b)(4). In the event that the Administrators determine that any amounts payable under the New PSG Plan will be taxable to a U.S. participant under Section 409A, the Issuer may, but shall not be required to, adopt such amendments to the New PSG Plan and PSG Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Administrators determine necessary or appropriate to preserve the intended tax treatment of the benefits provided by the New PSG Plan and PSG Units thereunder; and/or take such other actions as the Administrators determine necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

No PSG Units nor any Common Shares issuable in respect of vested PSG Units shall be allocated or issued unless such allocation or issuance shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the United States Securities Act of 1933, as amended, the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such Common Shares may then be listed.

Transferability of PSG Units

A Designated Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, his or her PSG Unit account, any PSG Units or any rights the Designated Participant has under the New PSG Plan, other than for normal estate settlement purposes.

TSX Approval

The New PSG Plan is subject to the approval of the TSX. The TSX has conditionally approved the New PSG Plan and the listing of Common Shares reserve for issuance thereunder upon the redemption of PSG Units, subject to the receipt of Shareholder approval and fulfilling the requirements of the TSX.

5.	Special Business – Class B-3 Share Exchange

At the Meeting, Shareholders will be asked to approve an ordinary resolution (the “Share Exchange Resolution”), the full text of which is set forth in Schedule “C” to the Circular, authorizing and approving the issuance by the Issuer of up to 2,712,417 Common Shares to the holders of Class B Shares of STA Holdings, a subsidiary of the Issuer, in exchange for all of the issued and outstanding Class B-3 Shares. The Share Exchange Resolution must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. The maximum number of Common Shares issuable pursuant to the Share Exchange (as defined below) represents approximately 2.95% of the issued and outstanding Common Shares as of the date hereof. Management currently expects that a smaller number of Common Shares, approximately 2,200,000 Common Shares, will be required to complete the Share Exchange. This is because a portion of the Class B-3 Shares is likely to be exchanged for cash in lieu of Common Shares (which cash amount may be based upon the amount of tax required to be paid by the Management Holders (as defined below) in connection with the disposition of all of their Class B-3 Shares under applicable law).

As of the date hereof, the issued and outstanding capital of STA Holdings consists of only two share classes: the Issuer owns Class A common shares representing a 96.7% voting interest in STA Holdings, and current or former management (the “Management Holders”) of STA Holdings own Class B-3 Shares representing a 3.3% voting interest in STA Holdings. STA Holdings owns 100% of the stock of the primary operating subsidiary of the Issuer, STA.

The Class B-3 Shares have been utilized for grants under the EIP since March 2010 and as discussed above under “Special Business – New Performance Share Grant Plan”, and the maximum number of Class B-3 Shares available for issuance under the EIP (and permitted to be issued under the Company’s articles) have now been fully issued to employees and senior management. A summary of the EIP is included under “Executive Compensation – Compensation Discussions and Analysis – Long-Term Incentive Plan”, which summary is qualified in its entirety by the specific language of the EIP and supporting documents.

On or before February 28, 2017, the Issuer proposes to issue to the Management Holders for each Class B-3 Share held, up to one (1) Common Share (the “Share Exchange”). Following the completion of the Share Exchange, the Issuer will be the sole holder of all of the issued and outstanding shares of STA Holdings.

The board of directors has carefully considered the Share Exchange and has identified a number of factors, including those set out below, as being most relevant to its recommendation to Shareholders to vote for the approval of the Share Exchange Resolution. The following discussion of the information and factors considered by the board of directors is not intended to be exhaustive of all factors considered by the board of directors.

•	Alignment of Interests: The Share Exchange is being entered into in connection with the termination of the EIP and the adoption by the Issuer of the New PSG Plan. By providing the Management Holders with Common Shares of the Issuer, the Share Exchange directly aligns the interests of the Management Holders with those of the Issuer and Shareholders. In addition, under the New PSG Plan, except in certain prescribed circumstances (including the death or disability of a participant), the vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures.

•	Simplify Corporate Structure: Following the completion of the Share Exchange, all of the outstanding Class B-3 Shares will be cancelled, thereby simplifying the Issuer’s and STA Holdings’ corporate share class structure.

•	Removal of Uncertainty / Depletion of Cash: Pursuant to the share award agreements for the Class B-3 Shares awarded under the EIP, the holders of the Class B-3 Shares have accorded to them: (i) long term liquidity rights; and (ii) “tag along” rights. The long term liquidity rights provide holders of the Class B-3 Shares the option to “put” a percentage of their shares back to STA Holdings at fair value annually after the conclusion of a hold period for such shares as determined by the board of directors. Pursuant to the “tag along” rights, if the Issuer obtains a bona fide offer to purchase, directly or indirectly, from a third party a sufficient number of securities of the Issuer, whereby the third party would acquire the power to elect a majority of the board of directors of STA Holdings or the Issuer pursuant to an agreement entered into with the Issuer or in respect of which the Issuer proposes to enter into a support agreement with such person (such offer being a “Third Party Offer”), and the Issuer is willing and able to accept the Third Party Offer, then it shall be a condition of any such agreement or support agreement that the Issuer obtain an equivalent offer for all Class B-3 Shares of STA Holdings. The exchange and elimination of the Class B-3 Shares from the Issuer’s corporate structure may alleviate any uncertainty surrounding the exercise of both the long term liquidity rights and the “tag along” rights, including any cash amounts that would need to be paid by the Issuer in respect of the long term liquidity rights in the future and how those payments would be financed.

The board of directors believes that the Share Exchange Resolution, the full text of which is set forth in Schedule “C” to the Circular, is in the best interests of the Issuer and its Shareholders. Accordingly, the board of directors recommend that Shareholders vote FOR the approval of the Share Exchange Resolution.

If the New PSG Plan and Share Exchange are not approved, the Issuer may be required to settle any awards granted in the next fiscal year in the form of cash, or make cash payments to the holders of Class B-3 Shares in the event their “put” rights are exercised, thereby depleting cash that would otherwise be available for investment in the Issuer’s operations and growth opportunities, and the Issuer will have to consider alternative forms of long-term, performance-based compensation in order to attract and retain qualified personnel.

The Share Exchange is subject to the approval of the TSX. The TSX has conditionally approved the listing of up to 2,712,417 Common Shares issuable pursuant to the Share Exchange, subject to the receipt of Shareholder approval and fulfilling the requirements of the TSX.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of the Issuer’s Compensation Program

The Issuer’s executive compensation program is designed to achieve the following objectives:

(a)	Recruitment and Retention of High Quality Experienced Personnel

The Issuer operates in markets in which personnel with the requisite skills and relevant industry experience have become more difficult to identify each year and the Issuer generally operates in smaller markets than its larger competitors. Accordingly, the board and the Compensation Committees believe that providing competitive compensation enables the Issuer to recruit and retain qualified executives and other personnel. A competitive base salary is essential for this purpose. Also, the board and the Compensation Committees believe that providing opportunities to earn increased levels of compensation based on performance further encourages the retention of the Issuer’s executives, while at the same time creating incentives for management to both generate growth opportunities and protect and increase the value of the Issuer.

(b)	Aligning Executives’ Interests with the Interests of the Issuer’s Shareholders

By offering incentives that link a portion of the executives’ compensation to the Issuer’s performance, the board, and the Compensation Committees seek to balance both short-term and long-term interests of the Issuer’s Shareholders. This is accomplished by using a variety of performance-based measures and payout periods which are described in greater detail below under the heading “Significant Elements of Executive Compensation”.

(c)	Reward Individual Results and Recognize Accomplishments

In addition to incentives based on the Issuer’s performance, the board and the Compensation Committees believe it is important to reward the accomplishments of individuals which may not be solely reflected in objective financial performance measures. Accordingly, the Compensation Committees encourage that a portion of an executive’s bonus compensation be conditional on pre-established personal or qualitative goals for that individual. A discretionary bonus may be awarded to an executive for exceptional individual performance in unique circumstances. In relation to the Issuer’s unique business, qualitative goals may include, among other factors, financial management, effective assembly of a strong management organization, safety measures, cost management, or capital procurement and management. Other factors considered in respect of individual performance are discussed below under the heading “Factors Considered in Determining Compensation – Performance.”

Significant Elements of Executive Compensation

The board of directors and the Compensation Committees seek to achieve and balance the objectives of the Issuer’s compensation program through the use of some or all of the following elements of compensation:

(a)	Base Salary

When setting an executive’s base salary the Compensation Committees primarily consider the following:

(i)	Scope of responsibility;
(ii)	Performance;
(iii)	Skills and experience; and
(iv)	Compensation paid by comparable companies.

The Compensation Committees do not, however, use a specific formula in setting an executive’s base salary and may consider a variety of factors, including those described below under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation”.

Base salary for the Issuer’s CEO is reviewed annually by the Compensation Committees, although at the present time it is circumscribed within his employment agreement. The base salaries of the other Named Executive Officers (as defined herein) are reviewed at least annually by the CEO, who consults at times with the Compensation Committees regarding changes. Additional information regarding base salaries paid to the Named Executive Officers during 2016 is set forth below under the headings “Compensation for Fiscal 2016 – Base Salary” and “Summary Compensation Table”.

(b)	Short-Term Incentive Plan

The Issuer has, in conjunction with entering into employment agreements with certain of its executives, adopted an annual cash bonus incentive plan (the “STIP”) in order to align the interests of the Issuer’s executives with the interests of the Issuer’s Shareholders over the short-term. Payments under STIP awards are determined based upon the Issuer achieving certain short-term strategic, financial and/or operational targets. The CEO’s STIP awards are determined annually by the Compensation Committees and the STIP awards for other Named Executive Officers are determined annually by the CEO.

For the 2016 fiscal year, the applicable performance measures utilized to determine awards to the CEO under the STIP were (i) year to year growth in school bus operations revenue (determined 10% of the potential bonus), (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 25% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2016 (determined 25% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2015 to fiscal year 2016, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of each fiscal year (determined 5% of the potential bonus). Mr. Gallagher’s STIP is incorporated into his employment contract, and amendments thereto, and further details regarding the STIP are provided below under the heading “Employment Agreements with Named Executive Officers”.

For the 2016 fiscal year, the applicable performance measures utilized to determine a substantial amount of each of the awards under the STIP for the other Named Executive Officers were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the same five (5) key economic measures as set out above for the Company’s CEO, and other achievement targets as determined in the discretion of the Issuer’s CEO. The CEO may also consider other qualitative factors in arriving at the final STIP award to be granted to the other Named Executive Officers. The CEO liaises with the Compensation Committees contemporaneously with the finalization of these bonus awards.

The STIP awards to the CEO and other executives for the 2016 fiscal year were fulfilled with EIP awards made in fiscal 2017. Additional information regarding the Named Executive Officers’ receipt of STIP awards made in fiscal 2016 and fiscal 2017 is set forth below under the headings “Compensation for Fiscal 2016 – Short-Term Incentive Plan”, “Performance-Conditioned EIP Share Awards Granted in Fiscal Year 2016”, “Final EIP Share Awards Granted in Fiscal Year 2017”, and “Summary Compensation Table”.

(c)	Long-Term Incentive Plan

On November 10, 2005, the Issuer implemented its EIP, which provides for the issuance of EIP Shares of STA Holdings, a subsidiary of the Issuer. The EIP is used primarily for fulfilling the LTIP and awards granted under the EIP are based largely on the achievement of certain pre-defined performance measures.

Upon the recommendation of compensation consultants Watson Wyatt Worldwide and the CNG Committee, the board of directors of STA Holdings adopted the EIP in order to (a) align the interests of selected employees and officers of STA Holdings and its affiliates (including the Issuer) with the long-term interests of Shareholders, (b) optimize the profitability and growth of STA Holdings and its affiliates (including the Issuer) through incentives that are consistent with the Issuer’s goals, (c) provide participants with an incentive to achieve excellence in individual performance over the long-term, and (d) promote teamwork among the Issuer’s employees and senior management. The Issuer believes that the issuance of EIP Shares to selected employees and officers creates incentives to grow the Issuer’s share price over the long-term. An initial allotment of 717,747 Class B Series Two common shares of STA Holdings was authorized and made available for issuance under the EIP and such shares were issued over a three-year period. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

The Shareholders approved the additional allotment of 1,446,291 EIP Shares for the EIP at the annual and special meeting of the Issuer on November 13, 2008, and such shares were then issued over a four-year period. On November 8, 2012 an additional allotment of 2,265,000 EIP Shares was approved by the Shareholders at the annual general and special meeting. These shares are currently expected to be issued over a five year period from the date of approval to existing employees and management, and newly hired key employees.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to split the authorized Class B Series Two common shares into Class B Series Two common shares and Class B Series Three common shares, which thereafter would be utilized for all future grants under the EIP. The Class B Series Two common shares were eliminated in fiscal 2015, primarily by conversion to Class B Series Three common shares.

The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of the Class A common shares. The Class B Series Three common shares are not capable of being traded on any market, and are not liquid securities. As such, pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares have the option to “put” up to one third of the shares awarded each year back to the Company, commencing one year following the grant. The right to ‘put’ shares is subject to applicable “blackout periods” for trades by insiders and staff members of the Issuer, certain restrictions in the senior credit agreements of the Company, and limitations set forth in the Issuer’s Share Ownership Guidelines, applicable to certain senior officers and managers of the Company, described below.

Pursuant to the EIP, the board of directors of STA Holdings from time to time, usually on an annual basis, ratified grants to employees of EIP Shares, as recommended by the CEO of the Issuer and approved by the CNG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement.

The EIP also provided for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as “Awards”). No such Awards, other than the grants of EIP Shares, have ever been approved, proposed or made.

No participant under the EIP may be granted Awards in any calendar year with respect to more than 500,000 EIP Shares (no more than 360,000 of which may be in restricted shares or performance shares). The maximum value of Awards other than options, stock appreciation rights, restricted shares or performance shares (or any other Award which is determined by reference to the value of EIP Shares or appreciation in the value of EIP Shares) that may be granted in any calendar year to any participant who is expected to be a Covered Employee (as defined in the EIP) (regardless of when such Award is settled) shall not exceed 200% of salary as of the beginning of such calendar year or 600% of salary as of the beginning of the performance period commencing within such calendar year with respect to Awards with a performance period of more than one year. For purposes of the preceding sentence, no more than $2,000,000 of salary may be taken into account.

Pursuant to the EIP, in the event that a participant is no longer providing services to STA Holdings or an affiliate in the capacity of an employee, officer or consultant (or with respect to an individual who is an employee or officer of or a consultant to an affiliate), except as provided in an award agreement or as otherwise provided in the EIP in the event of the death, disability or retirement of a participant, all options or stock appreciation rights that have not been exercised, or any other Awards that remain subject to a risk of forfeiture or which are not otherwise vested, or which have outstanding performance periods, shall be forfeited to STA Holdings.

The board of directors of STA Holdings may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the EIP in whole or in part without the approval of the Shareholders, except that (i) any amendment or alteration shall be subject to the approval of the Shareholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of STA Holdings may then be listed or quoted, and (ii) the board of directors may otherwise, in its discretion, determine to submit other such amendments or alterations to stockholders for approval.

Notwithstanding the foregoing, formal approval of the Shareholders will be required for the following amendments to the EIP: (i) any increase in the number of shares reserved for issuance under the EIP or EIP maximum; (ii) any creation under the EIP of any other form of incentive (other than the EIP Shares) such as options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards; (iii) if options are ever approved) a reduction in exercise price or cancellation and reissue of options or other entitlements; (iv) if options are ever approved) any amendment that extends the term of options beyond the original expiry; (v) amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (vi) if options are ever approved) any amendment which would permit options granted under the EIP to be transferable or assignable other than for normal estate settlement purposes; and (vii) any amendments to the foregoing amendment provisions. In addition, except as otherwise specifically permitted in the EIP or an award agreement, no termination, amendment, or modification of the EIP shall adversely affect in any material way any Award previously granted under the EIP, without the written consent of the grantee of such Award; provided that the consent of the grantee shall not be required for any amendment that is necessary or advisable (as determined by the committee) to carry out the purpose of the Award as a result of any new applicable law or change in an existing applicable law.

The foregoing summary of the EIP is qualified in its entirety by the specific language of the EIP and supporting documents, copies of which are available to any Shareholder upon request to the Corporate Secretary of the Issuer.

The Issuer has implemented Share Ownership Guidelines (“SOG”), to encourage the long term holding of shares of the Issuer and/or EIP Shares by certain senior officers and managers. The objective of the SOG is that the holdings of shares of the Issuer and EIP Shares (on a combined basis per person) be no less than: (i) 150% times base salary for the Named Executive Officers; (ii) for the next five most critical officers, 100% of base salary; and (iii) for the other senior managers subject to the SOG rules, 50% of base salary. The guidelines provide for a phase-in period of five years such that the person must achieve at least one-fifth toward his or her goal each year. The EIP Plan has been amended to restrict Class B Share puts of any person not on plan to achieve these levels. The CNG Committee is to review this policy at least annually and propose recommended changes to the Board, as appropriate.

The Issuer currently holds a 96.7% voting interest in STA Holdings through its ownership of the Class A common shares of STA Holdings. The remaining 3.3% voting interest in STA Holdings, represented entirely by the EIP Shares, are all the Class B-3 Shares currently issued and outstanding. The holders of EIP Shares are entitled to receive a discretionary dividend equivalent to the dividends received by the holders of the Class A common shares. A complete description of the authorized and issued capital of STA Holdings and the rights and attributes of the Class A common shares and EIP Shares is set out at pages 29 to 31 of the AIF.

The EIP Shares also benefit from the “tag-along” rights and rights to “put” shares back to STA Holdings after a hold period, all of which are in accordance with the terms of the standard EIP Award Agreement issued with each grant. A description of these contractual provisions is set out at page 30 of the AIF.

Awards under the EIP (other than that granted to the CEO) are recommended by the CEO of the Issuer and ratified by the CNG Committee. These awards are granted in consultation with the Compensation Committees, on an annual basis, to senior executives and employees who the Compensation Committees believe are in a position to contribute to the growth, development and long-term financial success of the Issuer. The criteria used by the Compensation Committees to determine the number of EIP Shares allocated to executives has historically been a mix of: (i) overall company-wide quantitative measures, (ii) divisional/unit performance and (iii) individual role and performance factors. In cases other than the CEO, these factors are weighed based upon advice and recommendations from the CEO and other senior managers.

Each EIP award provides for a specified number of EIP Shares to be allocated to the executive. Each EIP share award is fully taxable at grant date, leading to the Company’s EIP plan having both ‘gross’ and ‘net’ share features. The discussion of fiscal year 2016 share grants set out herein delineates “gross” grants. A participant can elect to receive either the full gross share award by paying the estimated withholding taxes, or a participant can receive the ‘net’ shares (estimated taxes are withheld, in the form of shares, by the Company reducing the number of shares issued by that number of shares having a fair value equal to the tax withholding amount), or combinations of both. If an employee elects to receive the “net” share feature, the EIP share reserve is replenished by the shares that would otherwise have been issued to such employee, resulting in longer life of the share reserve.

The EIP, as it relates specifically to each Named Executive Officer, is described in more detail below under the heading “Employment Agreements with Named Executive Officers”.

Performance-Conditioned EIP Share Awards Granted in Fiscal Year 2016

In the 2016 fiscal year, 25 executives of the Issuer, including the CEO of the Issuer, received EIP grants the benefits of which, because they were granted under the Issuer’s STIP program, were tied wholly or partially to hurdles designed to test the quantitative financial performance of the Issuer during the previous fiscal year, ie, 2015. A total of 308,919 such performance-conditioned shares were granted, having an aggregate gross value upon grant of US$982,362.

These performance-based shares have certain additional constraints, including that they are contingent upon (i) compliance with any applicable non-compete covenants the participant signed; and (ii) the passage of three years of time, per the liquidity constraints described above. The applicable performance measures utilized to determine a substantial amount of each of the performance-based EIP awards issued to the Named Executive Officers were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the following five (5) key economic measures: (i) year to year growth in school bus operations revenue, (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations, (iii) an annual return on assets test, (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2015, and (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2014 to fiscal year 2015, on a same-store sales basis, excluding acquisitions. In arriving at amount of each of the performance-based EIP awards for executives who were not Named Executive Officers, the applicable performance measures were tied to the results of the respective executives’ function or geographic area of operation, in most cases using a regional variation of the EBITDA margin and growth tests set out above.

Covenant-Tied and Time-Conditioned EIP Share Awards Granted in Fiscal Year 2016

In addition, in the 2016 fiscal year, 78 of the Issuer’s executives and staff, including the CEO of the Issuer, received EIP grants under the LTIP, the benefits of which were specifically conditioned upon compliance with any applicable non-compete covenants they signed in favor of the Issuer, as well as being conditioned on the passage of three years of time. In particular, under the liquidity provisions of the EIP, the holders only can access their value through their option to “put” up to one third of the shares awarded each year back to the Company, commencing one year following the grant. A total of 714,089 of such time-based shares were granted, having an aggregate gross value upon grant of US$2,988,261.

Based on the above-mentioned gross EIP grants in the 2016 fiscal year, 308,919 of the overall 1,023,008 EIP shares granted, or 30% of the shares granted, were conditioned primarily on meeting or exceeding hurdles designed to test the quantitative financial performance of the Issuer for the 2015 fiscal year.

Final EIP Share Awards Granted in Fiscal Year 2017

After the conclusion of the 2016 fiscal year, 60 of the Issuer’s executives received EIP grants the benefits of which, because they were granted under the Issuer’s STIP program, were tied wholly or partially to hurdles designed to test the quantitative financial performance of the Issuer during the 2016 fiscal year. A total of 411,767 such performance-conditioned share were granted, having an aggregate gross value upon grant of US$2,478,837.

The applicable performance measures utilized to determine a substantial amount of each of the performance-based EIP awards issued to the Named Executive Officers were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the following five (5) key economic measures: (i) year to year growth in school bus operations revenue, (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations, (iii) an annual return on assets test, (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2016, and (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2015 to fiscal year 2016, on a same-store sales basis, excluding acquisitions. In arriving at the amount of each of the performance-based EIP awards for executives who were not Named Executive Officers, the applicable performance measures were tied to the results of the respective executives’ function or geographic area of operation, in most cases, using a regional variation of the EBITDA margin and growth tests set out above.

In addition, after the conclusion of the 2016 fiscal year, 82 of the Issuer’s executives and staff received EIP grants under the LTIP, the benefits of which were specifically conditioned upon compliance with any applicable non-compete covenants they signed in favor of the Issuer. A total of 606,346 of such time-based shares were granted, having an aggregate gross value upon grant of US$3,319,000.

Based on the above-mentioned final EIP grants made after the conclusion of the 2016 fiscal year, 411,767 of the overall 1,018,113 EIP shares granted, or 40.4% of all the final shares granted, were conditioned primarily on meeting or exceeding hurdles designed to test the quantitative financial performance of the Issuer for the 2016 fiscal year. Net EIP shares issued in connection with the overall 1,018,113 EIP grants for the 2016 fiscal year were 655,646, after participant elections to satisfy estimated tax withholdings in the form of shares.

None of the awards of the final EIP shares described above have any relation to the performance of (or compliance with conditions by) the Issuer’s executives for the 2017 fiscal year and pertain solely to the performance of (or compliance with conditions by) the Issuer’s executives for the 2016 fiscal year. Awards granted under the New PSG Plan will be conditioned upon, and will reward the Issuer’s executives for, the performance of the Issuer and their individual performance in the 2017 fiscal year and thereafter.

(d)	Discretionary Bonuses

The board of directors, the CNG Committee and the Compensation Committee have discretionary authority to award an annual cash bonus that is separate from the STIP in order to reward exceptional individual results and accomplishments in extraordinary situations. For persons other than the Named Executive Officers, the CEO has discretionary authority to award an annual cash bonus in order to reward exceptional individual results and accomplishments in these situations. No such discretionary extraordinary bonuses were paid to any of the Named Executive Officers in fiscal 2016. See “Compensation for Fiscal 2016 – Discretionary Bonus”.

(e)	Other Benefits

Certain other benefits and perquisites are provided to the Issuer’s executives that may include, among other things, those described below under the heading “Summary Compensation Table – Employment Agreements with Named Executive Officers”. Additional information regarding the other benefits and perquisites paid to certain Named Executive Officers in 2016, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Setting Executive Compensation

(a)	Role of and Composition of the Compensation Committees

The CNG Committee and the Compensation Committee are each composed entirely of directors who are “independent”, as defined under Multilateral Instrument 52-110 – Audit Committee (“MI 52-110”).

The CNG Committee is responsible to, among other things:

•	Approve, determine and/or make recommendations to the board concerning the principal elements of executive compensation for the CEO;

•	Review the principal elements of executive compensation for the Named Executive Officers (other than the CEO), as such elements are recommended by the CEO;

•	Recommend to the board to whom participation in the LTIP should be made available and, if so, the terms of such participation;

•	Assess the need for and, if determined advisable, appoint any compensation consultant or advisor to the CNG Committee to assist in the evaluation of director, CEO or senior executive compensation;

•	Review and recommend to the board of directors, from time to time and at least bi-annually, the remuneration to be paid by the Issuer to directors;

•	Assess the performance of the CEO against objectives developed by the board of directors and report to the directors;

•	At least annually, review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the board of directors, the CEO’s compensation levels based on this evaluation; and

•	Prepare and recommend to the board of directors for approval, all reporting of executive compensation as required by public disclosure requirements.

As at June 30, 2016, the CNG Committee of the Issuer consisted of four directors of the Issuer: Mr. Gerstein (committee chairman), Mr. Needler, Mr. Scopelliti and Ms. Grace Palombo.

The Compensation Committee is a committee of STA Holdings formed by the board of STA Holdings, with approval of the board of the Issuer, and currently consists of 2 of the 3 directors of STA Holdings, Mr. Scopelliti (committee chairman) and Ms. Palombo, each of whom is also a member of the CNG Committee. The Compensation Committee reports to, and takes direction from, the CNG Committee and the entire board of the Issuer as to its activities. Additional information regarding the skills, experience and responsibilities of the Compensation Committee and its members is set forth below.

Each of the current CNG Committee members has direct experience that is relevant to his or her responsibilities in executive compensation with the Issuer:

The Honourable Irving R. Gerstein has been a director of the Issuer since 2004. Mr. Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. Mr. Gerstein retired from the Senate of Canada in February 2016. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). In his career, Mr. Gerstein has gained extensive experience and dealings in executive management employment terms and senior compensation issues. Notably, as President of Peoples Jewellers Limited, he gained exposure to negotiating and setting the terms and conditions of employment contracts and bonus plans for an executive team operating a large international retail enterprise, as well as being involved in human resources issues such as acquisition integration and manpower restructuring. His current directorships with Medical Facilities Corporation and Atlantic Power Corporation have provided additional exposure to the terms and conditions of employment arrived at with the executive teams of those public companies, as well as exposure to recent compensation trends.

Mr. Scopelliti has over 25 years of experience as an institutional alternative assets investor. Currently, he is a Senior Vice President of both Alcentra, a wholly-owned subsidiary of The Bank of New York Mellon Corporation, and Alcentra Capital Corporation (NASDAQ: “ABDC”). Previously, he was a Principal of GarMark Partners, a private debt and equity firm in Stamford, Connecticut. Prior to that, he was a Managing Director at PCG Asset Management, advising multi-billion dollar public and corporate pension fund clients on alternative investments. Prior to that, he was Head of Private Equity for the State of Connecticut Pension Plan where he restructured and rebuilt its $4.0 billion Private Investment Fund. He was also elected as Vice Chairman of the Institutional Limited Partners Association (ILPA), a global organization that serves institutional investors, and has served as a mentor for the Robert Toigo Foundation. Prior to that, he was the Managing Director with CIBC World Markets in New York and, prior to that, was the head of ING’s New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and holds NASD Series 7 & 63 securities licences.

Mr. Needler started his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of STA in July 1999, and served as such until June 30, 2005, after being appointed to the Board of Directors of STA in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario. Mr. Needler dealt with numerous executive management employment terms and senior compensation issues for years in his career as an officer and director at Laidlaw. He negotiated bonus plans and other terms and conditions of employment for the regional executive teams operating that company, as well as dealing with a host of human resources issues, including labour practices, acquisition integration and consequential corporate restructuring. Mr. Needler's other directorships have provided additional exposure to employment contracts typically arrived at with management teams of hospitals and insurance companies.

Ms. Palombo, who will not be standing for re-election due to other commitments, is a Human Resource, Shared Services and Legal Executive who is currently in the role of Executive Vice President and Chief Human Resources Officer for Great West Lifeco Inc. (“GWL”) based in Toronto. Prior to working at GWL, Grace served as the Executive Vice President, Human Resources for TD Bank in the United States. Prior to working at TD, Grace served as the Senior Vice President Corporate Human Resources for CanWest Global Communications in Toronto, Ontario reporting to the CEO and was a member of the Executive Management Committee. Grace’s expertise is in general executive management which includes corporate reorganizations, transformations and acquisition integration. Ms. Palombo has held various executive positions in the areas of Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace.  Grace has also practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law. Ms. Palombo served as General Counsel and Corporate Secretary at Union Gas. As such, Ms. Palombo has had a broad exposure to executive compensation issues, and employment terms and conditions, and negotiated with managers and executive teams of various companies in diverse industries. Ms. Palombo holds a Law Degree from Osgoode Hall Law School in Toronto and a Bachelor of Arts in Psychology.  Grace serves as a Director on the Board of Directors of EnerCare Inc., a company listed on the TSX. She also served on the Board of Advisors of Catalyst Inc. in New York City, the Osgoode Hall Law School Alumni Association, and the Board of Directors of the Canadian College of Naturopathic Medicine for six years where she was a member of the Audit Committee, the Administrative Affairs Committee and the Board Development Committee.  She currently is a member of the Institute of Corporate Directors, Conference Board of Canada, Council of National Human Resource Executives, the Law Society of Upper Canada, The Canadian Bar Association, the Women's Law Association and the Women's Executive Network.

The above skills and experience possessed by the CNG Committee members has enabled the committee to make decisions on the suitability of the Company’s compensation policies and practices.

In connection with renewing the CEO’s employment agreement in 2014, the Compensation Committee sought the assistance of the compensation consulting firm of Hugessen Consulting to establish a benchmark for CEO compensation. Hugessen Consulting was retained in November of 2013 and commenced work that month. The mandate of Hugessen Consulting consisted of reviewing the current employment agreement and compensation of the Issuer’s CEO and assisting the board of directors in establishing a benchmark for CEO compensation. This included a detailed review of compensation of CEOs at a peer group of 17 similar companies, by size and industry.

In connection with the review of the Company’s existing EIP and the New PSG Incentive Plan, the Company again sought the assistance of Hugessen Consulting. Hugessen Consulting was retained on June 10, 2016. In particular, Hugessen Consulting was asked to review the existing EIP, assist with the design and preparation of the New PSG Plan and provide advice to the Issuer in determining the appropriate number of Common Shares to be reserved for issuance under the New PSG Plan. In connection therewith, Hugessen Consulting reviewed the equity compensation plans of a peer group of 11 companies, as well as historic and prospective rates of overhang, dilution and run rate under the existing EIP and New PSG Plan, as applicable.

The table below sets forth the aggregate fees billed by each consultant or advisor, or any of its affiliates, in each of the two most recently completed financial years, for services related to determining compensation for any of the Issuer’s directors and executive officers. For a detailed description of the mandate of these consultants and dates on which they were retained, see “Factors Considered in Determining Compensation”.

Fiscal Year	Amount	Consultant/Advisor

2015	Cdn. $25,760	Hugessen Consulting

2016	Cdn. $27,669	Hugessen Consulting

No other fees were billed for other services provided by the above-named consultant or any of its affiliates in the periods described above.

(b)	Factors Considered in Determining Compensation

In reviewing the principal elements of executive compensation for the CEO and the other Named Executive Officers, the Compensation Committees determine the total potential amount of compensation that could be awarded for a particular year, by considering, among other things, the factors set forth below. However, the Compensation Committees do not apply a mathematical formula in considering these factors and the weight to be assigned to each factor may vary from year to year. Information regarding how the Compensation Committees allocate total potential compensation among the elements of the Issuer’s compensation program is set forth below under the heading “Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program”. The Compensation Committees consider the following factors in determining total compensation of Named Executive Officers:

•	Scope of Responsibility. The Compensation Committees attempt to ensure that compensation is at a level commensurate with the scope of the executive’s responsibility. In general, the greater the scope of an executive’s responsibility, the greater the total compensation that will be awarded to the executive. A Named Executive Officer will be compensated for performing additional duties that are outside the purview of that executive’s normal duties.

•	Performance. The board and the Compensation Committees believe that key factors in determining the amount of an executive’s compensation are the Issuer’s financial and operational performance and the executive’s individual performance. The board’s assessment of the Issuer’s performance is primarily focused on objective factors. For example, awards under the STIP are generally based on quantitative factors, such as achievement of the Issuer’s financial plan, or incremental growth in revenue and/or earnings. Other objective measures of the Issuer’s performance may include profitability, safety, or other operational measures. Conversely, portions of compensation tied to individual performance are primarily assessed based on subjective measures of performance. For example, a portion of the CEO’s bonus is based on subjective assessments of that executive’s leadership qualities, individual initiatives, team-building efforts, capital raising efforts and contribution to the Issuer’s overall performance. Additional information regarding the relationship between the historical performance of the Issuer’s Common Shares and the Issuer’s compensation to executives is set forth below under the heading “Performance Graph”.

•	Skills and Experience. One of the objectives of the Issuer’s compensation program is to attract and retain highly qualified and experienced executives. In general, the greater the level of skill and experience of an executive, the greater the total compensation that will be awarded to that executive.

•	Compensation Levels at Comparable Companies. From time to time, the Compensation Committees may compare compensation paid to the Issuer’s executives to the compensation paid to executives at other similarly situated companies. For example, in 2005, the compensation consulting firm of Watson Wyatt Worldwide assisted the board in assessing executive compensation for the CEO and other senior officers, following the Issuer’s initial public offering. This included a review of executive compensation at trucking transportation companies and other public issuers of a similar size in both Canada and the United States. Also, in advance of the implementation of the additional allotment of 1,446,291 EIP Shares for the EIP in November, 2008, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Perrin, who reviewed the LTIP compensation of the Issuer as compared to other public issuers and assisted the Issuer in exploring LTIP alternatives. In 2010, the compensation consulting firm of Hugessen Consulting assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond fiscal 2011. This included a review by Hugessen Consulting of executive compensation at a comparator group of twelve other similarly-sized public issuers. In fiscal 2014, Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond June of 2014. This included a detailed review by Hugessen Consulting of executive compensation at a comparator group of seventeen other similarly-sized public issuers. The comparator group consisted of the following seventeen public issuers:

Forward Air Corp.

Heartland Express, Inc.

Bridgepoint Education, Inc.

American Public Education, Inc.

K12, Inc.

XPO Logistics, Inc.

Marten Transport Ltd.

Algoma Central Corp.

Stonemor Partners LP

Air Transport Services Group, Inc.

Contrans Group Inc.

Celadon Group Inc.

Carriage Services Inc.

Patriot Transportation Holding, Inc.

Universal Technical Institute, Inc.

Quality Distribution Inc.

Logistec Corp.

The group was selected as comparators due to the similarities in industry focus, and the fact that the average market capitalization of the seventeen issuers in the comparator group was US$542 million.

•	Recommendations of Management. Although the CNG Committee may, in its discretion, make recommendations to the board regarding compensation to be paid to the Issuer’s executives (other than the CEO), the Compensation Committees believe that the CEO provides the most integral input in advising on recommended levels of compensation for the Issuer’s Named Executive Officers (other than the CEO) because he is best-positioned to assess their individual performance and contribution to the Issuer’s overall performance. In monitoring overall compensation, the decisions of the CEO regarding the compensation of the Issuer’s Named Executive Officers (other than the CEO) are reviewed by the CEO with the CNG Committee and relevant information is provided by the CEO as is warranted in each case.

•	Other Resources. As noted above, from time to time the Issuer has retained a compensation consultant to review, evaluate and provide recommendations concerning executive compensation arrangements. In fiscal 2014, the compensation consulting firm of Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement. Hugessen Consulting again assisted the board in fiscal 2015, under its continuing mandate with the Issuer to review and assess alternative equity plans for the Issuer to consider once the current allotment of EIP Shares have been exhausted. In fiscal 2016, in connection with the review of the Company’s existing EIP and the New PSG Incentive Plan, the Company again sought the assistance of Hugessen Consulting.

(c)	Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program

In allocating total compensation among each element of the Issuer’s compensation program, the Compensation Committees will consider a variety of factors, including the total compensation to be awarded to an executive, an executive’s existing contractual arrangements, and the Compensation Committees’ views regarding the relative importance of the objectives listed above with respect to any particular fiscal year.

The following is a description and explanation of the amount of each element of compensation awarded to the Issuer’s Named Executive Officers, as defined below under the heading “Summary Compensation Table”.

Base Salary

The base salaries for each of the Named Executive Officers were based on the salaries contained in their respective employment agreements. These salaries, and the other terms of the employment agreements, were developed through negotiation with each Named Executive Officer and based on a consideration of the factors described above under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation.” Additional information regarding the base salaries for the Named Executive Officers in 2016, and the terms of their respective employment agreements, are set forth below under the heading “Summary Compensation Table”.

Short-Term Incentive Plan

Awards under the STIP were issued to certain executives of the Issuer in fiscal 2016 in respect of fiscal 2015. In arriving at the fiscal 2015 STIP awards for the CEO of the Issuer, the applicable performance measures and results weighed by the Compensation Committees were: (i) year to year growth in school bus operations revenue (determined 10% of the potential bonus), (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 25% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Issuer in fiscal 2015 (determined 25% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2014 to fiscal year 2015, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of the fiscal year (determined 5% of the potential bonus). In arriving at the fiscal 2015 STIP awards for the other Named Executive Officers of the Issuer, the applicable performance measures and results utilized to determine a substantial amount of each of the awards were tied to the Issuer’s performance against its annual financial plan, with primary consideration given to the same five (5) key economic measures as set out above for the Company’s CEO, and other achievement targets as determined in the discretion of the Issuer’s CEO. The CEO and other Named Executive Officers received their respective STIP entitlements for fiscal 2015 in the form of performance-based EIP shares, the gross amount of which were awarded by the Issuer on January 18, 2016.

The current STIP for the CEO and other Named Executive Officers, applicable for fiscal 2016, contains similar performance measures. Further details regarding the STIP and the related performance measures are provided below under the heading “Employment Agreements with Named Executive Officers”. The specific allocations of STIP awards to each of the Named Executive Officers is set forth below under the heading “Summary Compensation Table”.

Long Term Incentive Plan

Awards under the LTIP were made to certain executives and staff of the Issuer during fiscal 2016. The criteria used by the Compensation Committees to determine the number of EIP Shares allocated to the executives, and the terms thereof, were: (i) scope of responsibility; (ii) performance; (iii) skills; (iv) experience, (v) existing contractual requirements; and (vi) the degree to which the Compensation Committees believed the EIP grants would provide an incentive to the particular individual. In cases other than the CEO, the above factors were weighed based upon advice and recommendations from the CEO.

Information regarding grant awards made during fiscal 2016 to the Named Executive Officers is set forth below under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”. Information regarding the value of awards granted under the EIP that were unvested as of June 30, 2016 is set forth below under the heading “Incentive Plan Awards – Outstanding Share-Based Awards”.

Discretionary Bonuses

There were no discretionary bonuses awarded in respect of fiscal 2016 because the Compensation Committees determined that the payments under the 2015 STIP awards and the LTIP awards were sufficient to adequately compensate the Named Executive Officers for their individual performance.

Other Benefits

Certain perquisites were provided to the Company’s executives in fiscal 2016 including car allowances, paid life insurance, medical insurance and club memberships. Additional information regarding the perquisites paid to certain Named Executive Officers in 2016, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Risks Associated with Compensation Policies and Practices

In setting the Issuer’s compensation policies and practices, the CNG Committee considers and assesses, as necessary, risks relating to compensation to such policies and practices. To date, given the size and nature of the Issuer and its management group, and given the lack of complexity of the Issuer’s compensation arrangements, the board of directors and the CNG Committee do not believe that the Issuer’s compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks and no particular risks have been identified as arising from the Issuer’s compensation practices that are reasonably likely to have a material adverse effect on the Issuer.

Hedging of Equity-Based Compensation or Securities of Issuer

The Issuer has a policy whereby executive officers or directors are prohibited from purchasing financial instruments that are designed to hedge their equity-based compensation award or the value of the securities of the Issuer. The policy states that, unless otherwise approved by the Compensation Committees, no director, officer or employee of the Issuer or its subsidiary entities, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Issuer, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of their equity-based compensation awards or the securities of the Issuer. To the Issuer’s knowledge, none of its Named Executive Officers or directors has engaged in such activities

Performance Graph

The following graph demonstrates the total cumulative return to common Shareholders for C$100 invested in Common Shares of the Issuer (assuming the reinvestment of dividends), and compares it with the total cumulative return of the S&P/TSX Composite Index for the period from June 30, 2011 to June 30, 2016.

$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
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$40
7/1/2011
6/30/2012
6/30/2013
6/30/2014
6/30/2015
6/30/2016
Student Transportation Inc. (Common)
S&P/TSX Composite Total Return Index

As described above, the Issuer’s financial performance is an important factor in determining the amount of total compensation to be awarded to the Issuer’s executives. This is primarily achieved through the STIP and the LTIP, which are largely based upon the achievement of specific objective performance factors. Accordingly, the Issuer expects that payments under the STIP and LTIP should, over time, correlate with total shareholder return. Additional information regarding the STIP and the LTIP are set forth above under the heading “Significant Elements of Executive Compensation”. Additional information regarding how the Compensation Committees consider the Issuer’s financial, market and operational performance in determining executive compensation is set forth above under the heading “Setting Executive Compensation”.

Summary Compensation Table

The following table sets forth the compensation for the 2014, 2015 and 2016 fiscal years awarded to, earned by, paid to, or payable to the CEO, the Issuer’s Chief Financial Officer, and each of the Issuer’s next most highly compensated executive officers (other than the CEO and the Chief Financial Officer) whose total compensation for fiscal 2016 was, individually, more than Cdn$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position of Named Executive Officer	Year	Salary (US$)(1)	Share-based awards (US$)(2)	Annual (Non-Equity) incentive plans (US$)(3)	Pension value (US$)(4)	All other compensation (US$)(5)	Total compensation (US$)(6)
Denis Gallagher, Chief Executive Officer of the Issuer	2014 2015 2016	300,000 500,000 472,500	1,121,473 1,175,000 1,347,502	227,000 -- --	-- -- --	69,536 92,047 67,111	1,718,009 1,767,047 1,887,114
Patrick Walker, Executive Vice President and Chief Financial Officer of the Issuer	2014 2015 2016	422,318 451,674 498,000	329,135 309,750 385,977	93,500 -- --	-- -- --	52,864 60,221 51,544	897,818 821,645 935,521
Patrick Vaughan, Chief Operating Officer of the Issuer	2014 2015 2016	366,275 404,628 480,000	276,142 309,750 358,808	65,000 -- --	-- -- --	41,106 48,076 41,491	748,523 762,454 880,299
John DiMaiolo, Chief Accounting Officer of the Issuer	2014 2015 2016	256,433 263,916 276,243	125,552 117,760 100,999	34,000 -- --	-- -- --	30,084 34,973 32,653	446,069 416,649 410,794
Paula Altieri Vice President of Corporate Finance	2014 2015 2016	204,167 230,003 257,501	106,823 108,550 100,999	25,000 -- --	-- -- --	16,904 17,224 20,923	352,894 355,778 379,423

__________________

Notes:

(1)	At the commencement of each fiscal year, Mr. Gallagher is entitled under his employment agreement to elect to receive up to 60% of his annual base salary in the form of EIP Shares issued at the then-market value of the shares. During the 2014 and 2015 fiscal years, respectively, Mr. Gallagher, elected to receive 40% and 10% respectively, of his annual base salary in the form of EIP Shares.

(2)	Represents the estimated value, as at the date granted, of EIP Shares granted to the Named Executive Officer, in the fiscal year noted, pursuant to the EIP, and in the case of Mr. Gallagher pursuant to his election to receive a portion of his salary in EIP Shares in fiscal 2014. During the 2015 fiscal year, 17,500, 182,320, 50,000, 50,000, and 19,000 EIP shares were issued to Ms. Altieri and Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively. During the 2016 fiscal year, 27,704, 321,710, 105,826, 98,364, and 27,704 EIP shares were issued to Ms. Altieri and Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively. For a description of the EIP, see “Executive Compensation – Significant Elements of Compensation – Long Term Incentive Plan”.

(3)	Represents payments of STIP awards for the previous fiscal year (that were paid in the fiscal year indicated). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2016”. See also “Incentive Plan Awards – Value Vested or Earned During the Year” below.

(4)	The Named Executive Officers do not have any defined contribution plans or pension plans.

(5)	Represents compensation paid to Named Executive Officer not properly categorized as salary or bonus, and includes car allowances, club memberships and life insurance and medical/dental coverage or costs paid by the Issuer. Of the US$67,111 of All Other Compensation paid to Mr. Gallagher, US$19,196 represents medical/dental coverage or costs.

(6)	Represents the sum of all amounts included in the other columns of the Summary Compensation Table.

Employment Agreements with Named Executive Officers

Each of the Named Executive Officers has entered into an employment agreement with the Issuer or STA. The following is a summary of certain terms of the employment agreements that are related to each executive’s compensation. Certain additional terms of these employment agreements are described below under “Termination and Change of Control Benefits”. These descriptions do not include all of the significant terms of such employment agreements.

(a)	Employment Agreement with Mr. Gallagher

Prior to the end of the 2014 fiscal year, the board of directors approved an amended and restated employment agreement with Mr. Gallagher, dated July 1, 2014, which extended his previous agreement on an evergreen basis. The amended employment agreement provides for a base salary (the “Base Salary”), a STIP plan, LTIP awards and certain other benefits and provisions, as set out below.

Base Salary

The details of Mr. Gallagher’s base salary for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 27 of this circular. The salary is subject to review annually by the Compensation Committees. If the Compensation Committees fail to complete a review and adjustment at the end of any fiscal year, the Base Salary at such time is to be increased by five percent until the appropriate Base Salary level has been established by the Compensation Committees, at which time the change will be made retroactive. The Compensation Committees reviewed and adjusted the Base Salary of Mr. Gallagher to $525,000 prior to the 2016 fiscal year. At the commencement of each fiscal year, Mr. Gallagher may elect to receive up to 60% of his annual base salary in the form of EIP Shares issued at the then-market value of the shares.

STIP Plan

The employment agreement with Mr. Gallagher also provides for an annual cash bonus (the “Annual Cash Bonus”), computation of which is tied to various annual performance goals. Mr. Gallagher’s performance with respect to each component of the Annual Cash Bonus is assessed by reference to the levels of performance set forth below:

a)	“Threshold performance goals”, established to be reflective of minimum acceptable performance;

b)	“Target performance goals”, established to be reflective of good performance;

c)	“Outstanding performance goals”, established to be reflective of outstanding performance, well in excess of target; and

d)	“Exemplary performance”.

The specific quantitative performance goals, and related financial targets, are set annually by the Compensation Committees in consultation with the Chair of the Audit Committee. The qualitative goals are based on subjective assessments, and are set annually by the Compensation Committees in consultation with the CEO.

FY2016 Bonus Goals and Grant of Award

The performance measures and related weightings and descriptions for fiscal 2016 were as follows:

Test	Description	Weighting
EBITDA Margin	An annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for the school bus operations	20%
Payout Ratio Test	Based on the amount of the Company’s gross cash flow that is paid out of the Issuer as distributions in fiscal 2017. This test will exclude extraordinary items (as determined by the Compensation Committees)	25%
ROA Test	An annual Return On Assets test for the school bus operations	25%
EBITDA Dollars	Based on annual growth in the Company’s EBITDA from fiscal year 2016 to fiscal year 2017. This test will be on a same-store sales basis, excluding acquisitions	15%
Revenue Test	Based on annual growth in the Company’s gross school bus revenue from fiscal year 2016 to fiscal year 2017	10%
Qualitative Goals	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer	5%

The following table sets out the goals, performance measures, financial targets and award levels that were set by the Compensation Committees for fiscal 2016, and the bonus awarded to the CEO for fiscal 2016 based upon the actual results and achievement in regard to such financial targets, performance measures and goals as measured by the Compensation Committees after the fiscal 2016 year-end audit of the Issuer:

Test	Threshold	Target	Outstanding	Exemplary	F16 Result	CEO Bonus $
EBITDA Margin	19.6%	19.8%	20%	21%	19.5%	$0
Payout Ratio Test	78%	74%	71.8%	69.2%	69.1%	$196,875
ROA Test	4.2%	4.6%	5.1%	6.29%	4.8%	$73,450
EBITDA Dollars	6.9%	11.1%	16.3%	20.8%	14.9%	$111,563
Revenue Test	2.6%	4.5%	6.6%	9.6%	8.5%	$69,125
Qualitative Goals	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer				n/a	$48,988
CEO Bonus as a % of Base Salary	35%	75%	100%	150%	Total	$500,000

After the award was calculated and approved, the CEO requested that the aggregate bonus of $500,000 be awarded $300,000 in cash and $200,000 in EIP Shares. The Compensation Committees determined that this was appropriate, and the awards were made on that basis.

FY2017 Bonus Goals

The goals, performance measures, financial targets and award levels have been set by the Compensation Committees for fiscal 2017, and they are as follows:

Test	Weighting	Threshold	Target	Outstanding	Exemplary
EBITDA Margin	20%	20%	20.3%	20.5%	21.5%
Payout Ratio Test	25%	70%	66.5%	63%	60%
ROA Test	25%	5.2%	5.7%	6.3%	7.5%
EBITDA Dollars	15%	6%	9%	11.7%	16.%
Revenue Test	10%	2.5%	4.4%	6.4%	9.4%
Qualitative Goals	5%	Achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer

To the extent the Compensation Committees determine that Mr. Gallagher has attained a different level of performance with respect to one or more components, Mr. Gallagher is entitled to an Annual Cash Bonus equal to the weighted average of Mr. Gallagher’s performance level applicable to each component. If the Compensation Committees determine that Mr. Gallagher has not achieved his threshold performance (Level I) goals with respect to any component, no Annual Cash Bonus is payable to Mr. Gallagher as to such component; however, an Annual Cash Bonus will be paid on a pro-rated basis to the extent Mr. Gallagher achieves threshold or greater performance with respect to the remaining components.

By virtue of re-setting the financial targets and specific performance measures each year, the Compensation Committees and board of directors can exercise discretion to increase or decrease performance-based compensation.

LTIP Awards

Pursuant to his renewed employment agreement, US$750,000 of EIP Shares were granted to Mr. Gallagher at the commencement of the 2015, 2016 and 2017 fiscal years.

The CNGC and Mr. Gallagher are in discussions to restructure the components of Mr. Gallagher’s compensation for the 2018 fiscal years and thereafter. If the New PSG Plan is approved, the CNGC and Mr. Gallagher intend that his stock compensation be primarily from PSG Units to ensure that the components of Mr. Gallagher’s compensation structure do not have the same percentage of fixed compensation as the 2015, 2016 and 2017 fiscal years.

Other Benefits and Key Provisions

Other benefits under Mr. Gallagher’s employment agreement include a car allowance of US$1,000 per month, car expenses, an amount for dues for club memberships and paid life, disability and medical insurance.

Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable, prior to any Chairman’s Election, as described below, for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recovery and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

Mr. Gallagher’s agreement provides that he is entitled to severance payments, payable over a 36 month period, equal to three times his annual base salary in effect at the time and three times his largest Annual Cash Bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason” as defined therein. If any such termination of Mr. Gallagher’s employment as CEO occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

Mr. Gallagher’s agreement also provides that he is entitled to assume the role of Executive Chairman at his election, at any time on or after July 1, 2015. To make this election, Mr. Gallagher must provide six (6) months’ advance written notice to the board of directors that he elects to resign his duties as CEO and move into the position of Executive Chairman of the Issuer (the “Chairman’s Election”). After the notice period passes, Mr. Gallagher will continue his employment with the Issuer on the same contractual terms set forth in the agreement, except as described in the paragraph below.

In his role as Executive Chairman, the duties and responsibilities of Mr. Gallagher will be to serve as an active “executive chairman” (as opposed to serving in a non-executive role) in that he will remain part of the senior executive team of the Issuer, working on selected projects and strategic assignments which he and the Board shall from time to time arrange, although ceasing to be responsible for the day-to-day functions customarily attributed to the CEO of a publicly-traded operating company. Upon assuming the Executive Chairman role, Mr. Gallagher will no longer receive the Base Salary or any Annual Cash Bonus as described above applicable to when he was CEO, and he shall instead receive an annual salary of US$250,000, which shall be subject to annual review and adjustment by the Compensation Committees. Mr. Gallagher shall retain eligibility for all medical and other fringe benefits provided for in his agreement. The term of the Executive Chairman role is for a fixed three (3) year period. That initial term will be automatically extended for successive one-year periods unless either the Issuer or Mr. Gallagher provides notice of non-renewal at least six months in advance of the end of the term or extended term. Effective upon Mr. Gallagher assuming the Executive Chairman role, in recognition of the exemplary services that Mr. Gallagher has provided to the Issuer since its formation, and in part due to the fact that the Issuer does not have in place any form of pension plan for the CEO, the Board agreed that Mr. Gallagher will become entitled to three share grants, each having an aggregate value of US$500,000 as of each grant date, to be granted on each of the following three grant dates: (i) the first anniversary of Mr. Gallagher assuming the Executive Chairman role; (ii) the second anniversary of Mr. Gallagher assuming the Executive Chairman role; and (iii) the third anniversary of Mr. Gallagher assuming the Executive Chairman role. These three annual grants of US$500,000 are not contingent on the continued employment of Mr. Gallagher as Executive Chairman, or in any other role with the Company. Any unissued grants accelerate and are to be immediately granted to the Mr. Gallagher upon a Sale of the Company, if Mr. Gallagher elects such treatment at that time. Mr. Gallagher may resign from the Executive Chairman position at any time and in that case he shall not be entitled to any compensation or benefits under his employment agreement on or after the date of his resignation, except for the three staged grants of US$500,000 each, described above, to be issued on the first three anniversaries of the date of assumption of the Executive Chairman role. Upon assumption of the Executive Chairman role, and after any departure, Mr. Gallagher must continue to comply with the Non-Competition and Non-Solicit provisions in the employment agreement, except that the Non-Compete Period and Non-Solicit Period are in that case reduced to a one-year period ending on the first anniversary of Mr. Gallagher’s termination of employment for whatever reason.

(b)	Employment Agreement with Mr. Walker

The employment agreement with Mr. Walker, effective July 1, 2008, whereby he is employed as the Chief Financial Officer and Executive Vice President of the Issuer and its subsidiaries, provides for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 27 of this circular. The salary is to be reviewed no less than annually and increased by 5% per year. The employment agreement with Mr. Walker provides for an annual bonus that could amount to a maximum of 50% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Walker’s employment agreement include a car allowance of US$1,000 per month and paid life and disability insurance.

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Walker’s employment agreement provides that he may also be entitled, in certain circumstances, to a sale bonus if a Change of Control occurs. Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason.

(c)	Employment Agreement with Mr. Vaughan

The employment agreement with Mr. Vaughan, effective January 5, 2011, whereby he is employed as the Chief Operating Officer of the Issuer and its subsidiaries, provides for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 27 of this circular. The salary is to be reviewed no less than annually and increased by 3% per year. The employment agreement with Mr. Vaughan provides for an annual bonus that could amount to a maximum of 40% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Vaughan’s employment agreement include a car allowance of US$800 per month and paid life insurance.

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments payable by STA in Mr. Vaughan’s first year of service are equal to one times’ his then-current base salary and his adjusted average bonus award (increasing after one year of service by Mr. Vaughan to two times’ his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason (increasing after one year of service by Mr. Vaughan to two years following termination of his employment for whatever reason).

(d)	Employment Agreement with Mr. DiMaiolo

On December 11, 2007, STA entered into an employment agreement with Mr. DiMaiolo. The employment agreement with Mr. DiMaiolo provided for a base salary, details of which for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 27 of this circular. The salary is to be reviewed annually. The employment agreement with Mr. DiMaiolo provides for a bonus that could amount to a maximum of 30% of his base salary, based on the performance of the Issuer and personal achievement goals agreed to by Mr. DiMaiolo and the Issuer’s CEO. Other benefits under Mr. DiMaiolo’s employment agreement include a car allowance of US$800 per month and paid life and medical insurance.

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive periodic payments over a 12 month period equal to one year of salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

(e)	Employment Agreement with Ms. Altieri

STA entered into an employment agreement with Ms. Altieri dated July 1, 2015. The employment agreement with Ms. Altieri provides for an initial base salary of US$235,000. Details of Ms. Altieri’s salary for the previous three fiscal years are set out in the Salary column of the Summary Compensation Table at page 27 of this circular. The employment agreement with Ms. Altieri provides for a bonus that could amount to a maximum of 30% of her base salary, based on the performance of the Issuer and personal achievement goals agreed to by Ms. Altieri and the Issuer’s CEO. Other benefits under Ms. Altieri’s employment agreement include a car allowance of US$800 per month and paid life and medical insurance. Ms. Altieri’s employment agreement provides that she will be entitled to receive periodic payments over a 12 month period equal to one year of salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of her office.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table sets forth information for each Named Executive Officer for all awards under the EIP that were outstanding as of June 30, 2016.

Name	Share-based awards (1)
	Number of EIP Shares that have not vested(2) (#)	Market or payout value of share-based awards that that have not vested(3) (US$)
Denis Gallagher	147,596	750,000
Patrick Walker	--	--
Patrick Vaughan	--	--
John DiMaiolo	--	--
Paula Altieri	--	--

______________

Notes:

(1)	Represents an estimated number of EIP Shares, based on a dollar amount of EIP Shares allocated pursuant to a binding agreement, but not yet granted by way of a formal EIP Award Agreement as of June 30, 2016.

(2)	Represents the estimated number of EIP Shares, calculated based on the fair market value thereof on June 30, 2016 divided into the US$750.000 amount allocated pursuant to a binding agreement. This dollar amount of shares has been allocated but remains unvested/not yet granted as of June 30, 2016. Information regarding fully vested EIP Shares granted during fiscal 2016 is set forth below under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”.

(3)	Represents the fixed aggregate value of additional EIP Shares listed in the adjacent column of this Share-Based Awards Table, calculated based on the fair market value thereof on June 30, 2016.

Value Vested or Earned During the Year

The following table sets forth information regarding the aggregate dollar value of shares granted during fiscal 2016 to each Named Executive Officer under share-based awards, and any non-equity incentive plan compensation.

Name	Share-based awards -- Value vested during the year (1) (US$)	Non-equity incentive plan compensation -- Value earned during the year(2) (US$)
Denis Gallagher	1,347,502	--
Patrick Walker	385,977	--
Patrick Vaughan	358,808	--
John DiMaiolo	100,999	--
Paula Altieri	100,999	--

_____________

Notes:

(1)	Represents fair market value of EIP Shares granted by way of a formal EIP Award Agreement during fiscal 2016.

(2)	Represents payments under the STIP for fiscal 2016 year-end awards (i.e., bonuses that were paid in fiscal 2016). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2016”.

Termination and Change of Control Benefits

The following is a description of the circumstances that trigger payments or the provision of other benefits, and the estimated amount of such payments and other benefits, to each of the Named Executive Officers under their existing employment agreements and other agreements, plans or arrangements, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Issuer (as defined in the employment agreements) or a change in the Named Executive Officer’s responsibilities. Additional information regarding the employment agreements for the Named Executive Officers is set forth above under the heading “Employment Agreements with Named Executive Officers”.

Description of Termination and Payment Terms.

(a)	Mr. Gallagher

Mr. Gallagher’s agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times his largest annual bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason”, as defined therein. If any such termination occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(b)	Mr. Walker

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is: (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(c)	Mr. Vaughan

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments are equal to his then-current base salary and his adjusted average bonus award (increasing after one year of service to two times his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(d)	Mr. DiMaiolo

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive an amount equal to 12 months’ salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

(e)	Ms. Altieri

Ms. Altieri’s employment agreement provides that she will be entitled to receive an amount equal to 12 months’ salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of her office.

Estimated Incremental Payments and Other Benefits upon Termination.

The following summary describes the estimated incremental payments, payables and benefits that might be paid to each Named Executive Officer under the employment agreements and other arrangements described above, assuming that such Named Executive Officer’s employment was terminated on June 30, 2016. Additional information regarding the Termination Events and incremental payments and other benefits is set forth above under the heading “Termination and Change of Control Benefits – Description of Termination and Payment Terms”.

(a)	Mr. Gallagher

If Mr. Gallagher’s employment had been terminated on June 30, 2016 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Gallagher would have been entitled to receive:

•	US$1,575,000, representing 36 months of his then-current base salary, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the severance payments shall be paid in a lump sum instead of in instalments;

•	US$1,945,626 representing 3 times his largest annual bonus payable over the previous 3 years, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the payment shall be paid in a lump sum instead of instalments; and

•	An amount equal to the cost of continuing his full medical and life insurance benefits for a three year period (or until the executive obtains new health and life insurance coverage from a new employer, if earlier).

(b)	Mr. Walker

If Mr. Walker’s employment had been terminated on June 30, 2016 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Walker would have been entitled to receive:

•	US$996,000, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;

•	US$382,584, representing two times his average annual bonus over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and

•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).

(c)	Mr. Vaughan

If Mr. Vaughan’s employment had been terminated on June 30, 2016 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Vaughan would have been entitled to receive:

•	US$960,000, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;

•	US$320,709, representing two times his adjusted average bonus award over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and

•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).

(d)	Mr. DiMaiolo

If Mr. DiMaiolo’s employment had been terminated on June 30, 2016 pursuant to certain of the termination events described above, the Issuer estimates that Mr. DiMaiolo would have been entitled to receive

•	US$278,450, representing 12 months of his then-current base salary payable over a one year period.

(e)	Ms. Altieri

If Ms. Altieri’s employment had been terminated on June 30, 2016 pursuant to certain of the termination events described above, the Issuer estimates that Ms. Altieri would have been entitled to receive

•	US$265,000, representing 12 months of her then-current base salary payable over a one year period.

Other Conditions and Obligations regarding Payments

In addition to the restrictions described above, the receipt of certain payments and the provision of other benefits to each of Messrs. Gallagher, Walker and Vaughan following termination of their employment will be subject to recoupment and forfeiture provisions, and other conditions and terms, including that:

•	Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of three years following termination of his employment as CEO for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants. Mr. Gallagher is also bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of one year following termination of his employment as Executive Chairman, if applicable, for whatever reason;

•	Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason;

•	Mr. Walker would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;

•	Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason.

•	Mr. Vaughan would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;

•	under the New PSG Plan, if approved, if any executive is found to have engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes just cause for dismissal during employment, whether or not such misconduct contributes to an obligation to restate the Issuer's financial statements, the Administrators under the New PSG Plan, may require reimbursement or forfeiture of all or part of the PSG Compensation received by the executives;

•	each of the executives must comply with certain covenants with respect to non-solicitation, non-disparagement and confidentiality; and

•	each of the executives is required to resign from all officer positions and directorships related to the Issuer.

Director Compensation

Director Compensation Table

The following table sets forth the compensation for the 2016 fiscal year awarded to, earned by, paid to, or payable to each person who served as a director during fiscal 2016 (other than Mr. Gallagher, whose compensation is disclosed in the Summary Compensation Table along with the other Named Executive Officers).

DIRECTOR COMPENSATION TABLE

Name	Fees earned (US$) (1)	DSU Awards (US$)(2)	All other compensation (US$) (3)	Total compensation (US$) (4)
Irving Gerstein Ontario, Canada	55,000	40,000	--	95,000
Kenneth Needler Ontario, Canada	40,000	40,000	--	80,000
Victor Wells Ontario, Canada	40,000	40,000	--	80,000
George Rossi Quebec, Canada	55,000	40,000	--	95,000
David Scopelliti Connecticut, U.S.	45,000	40,000	--	85,000
Grace Palombo Ontario, Canada	40,000	40,000	--	80,000
Wendi Sturgis New York, U.S.	46,500	40,000	--	86,500
Barbara Basney Connecticut, U.S.	41,500	40,000	--	81,500

________________

Notes:

(1)	Represents the gross amount of fees earned by the director in accordance with the arrangements described below under the heading “Director Compensation – Director Compensation Arrangements”.

(2)	As described below under the heading “Deferred Share Unit Plan,” each non-management director may elect to defer a portion of his or her fees under the DSU Plan. Information regarding the number of DSU units held by each director is set forth above under the heading “Matters to be Considered at the Meeting -- Election of Directors”. In addition, in the fiscal year ended June 30, 2016, each independent director received 9,153 DSU Units, having a value of US$40,000.

(3)	No other compensation was paid to the Issuer’s directors in respect of fiscal 2016.

(4)	Represents the sum of the amounts included in the other columns of the table.

Director Compensation Arrangements

During fiscal 2016, each independent director received an annual retainer of US$80,000, which included US$40,000 of value in DSUs in the form of four quarterly contributions of US$10,000 to the individual DSU Plan accounts of each director. The lead director received additional remuneration of $15,000 per year as compensation for his duties as lead director and for chairing a committee, the Audit Committee chair received additional remuneration of $15,000 per year, and the chairs of the Compensation Committee and the Innovation and Technology Committee received additional remuneration of $5,000 per year.

Inclusive of all meeting attendance fees, the average total compensation of the eight full-year independent directors was US$85,375 during fiscal 2016. Effective July 1, 2015, the Director compensation structure was amended such that each independent Director is entitled to receive an annual retainer, inclusive of meeting attendance fees, equal to US$80,000, of which not more than 50% will be paid in cash. Directors have the ability to elect to receive up to 100% of the annual retainer in DSU grants, however they must elect at least 50% in DSUs. The goal of the foregoing is to align director compensation with the long-term interests of the Shareholders via mandatory holdings. The annual retainer of US$80,000 is inclusive of meeting attendance fees for up to six combined board/committee sessions attended in person per year, and up to six individual committee meetings attended by phone each year. Meetings held in excess of either of these amounts will be compensated in cash at a rate of US$1,500 per meeting in person and US$750 for attending meetings by phone. Chair fees as indicated above are paid in cash, unless directed otherwise by the director prior to any new fiscal year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to receive any other portion of their fees pursuant the DSU Plan, as described below in “Director Compensation – Deferred Share Unit Plan of the Issuer” and as summarized above in “Matters to be Considered at the Meeting – Election of Directors”. The directors also participate in the directors and officers insurance arrangements described below.

Deferred Share Unit Plan

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan (“DSU”) for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the Common Shares (the “Notional Shares”) which is allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the Common Shares and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only once a director ceases serving on the board of directors of the Issuer or upon a change in control (as defined in the DSU plan).

Mandatory Share Ownership Policy

The Board of Directors has adopted a mandatory Director Share Ownership Policy in order to further align the interests of the Issuer’s independent directors with the long-term interests of the Shareholders. The Policy provides that all independent directors are required to acquire (and thereafter maintain ownership of) common share equity, which will include Notional Shares (as defined above) under the Issuer’s DSU Plan, with a fair market value equal to a minimum of US$150,000 within a period of three (3) years from the date of adoption of the policy or, in the case of new directors appointed after the adoption of the policy, three (3) years from the date of their respective appointments. For purposes of the policy, share ownership includes any shares owned, directly or indirectly, by a director or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and DSUs issued under the DSU Plan. For purposes of determining compliance with the policy, the value of a share means an assumed per share value based on the average of the closing price of a Common Share on the last trading day of each of the previous four fiscal quarters, adjusted to United States dollars if necessary to match the US$150,000 requirement. The above policy was approved and adopted in June 2015, and is applicable for the 2016 and 2017 fiscal years, subject to review in June of 2017.

Indebtedness of Directors and Officers

For the year ended June 30, 2016, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

Payments to Directors as Consultants or Experts

For amounts received by any directors for services performed as consultants or experts for the year ended June 30, 2015, see the heading “Interests of Informed Persons in Material Transactions” below.

AUDITOR’S FEES

The table below provides disclosure of the services provided and the fees earned by the Issuer’s external auditor for the fiscal years ended June 30, 2016 and June 30, 2015.

Type of Work	Year Ended June 30, 2016 (US$)	Year Ended June 30, 2015 (US$)
Audit fees	1,066,000	907,000
Audit related fees	0	25,000
Tax fees	118,000	171,000
All other fees	4,000	58,000

Fees for audit services include fees associated with the annual audit and reviews of the Issuer’s quarterly financial reporting, as well as consent and comfort letter procedures for a debt offering. Audit related fees principally include accounting consultations. Tax fees are related to transfer pricing studies, tax compliance service and tax consulting services. “All other fees” are for translation services required in connection with the filing of certain materials with the Canadian Securities Administrators and also include fees related to a license for accounting research software for both fiscal years. The Audit fees, Audit related fees, Tax fees and all other fees have been approved by the Audit Committee in accordance with the procedures set forth above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Issuer utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Issuer paid the transportation equipment dealer approximately US$0.5 and US$0.6 million for the years ended June 30, 2015 and 2014, respectively. In April 2015, the Issuer terminated the contract and began to perform these services directly with internal resources.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Issuer maintains an insurance policy for directors and officers of the Issuer and for the directors and officers of its subsidiaries (the “D&O program”). The primary insurance policy within the D&O program has a limit of liability applicable to the insured directors and officers of US$40 million per year on a claims-made basis. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers pursuant to its respective by-laws. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers. The D&O program also contains an Excess Side A policy with a limit of US$15 million. The policy limits under the excess policy are available exclusively to the individual directors and officers. The current annual premium under the D&O program is US$457,262.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of Shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the “OSC”) has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1.	Board of Directors

(a)	The independent members of the board of directors of the Issuer as of the date of this Circular are George Rossi, David Scopelliti, Victor Wells, Irving Gerstein, Kenneth Needler, Grace Palombo, Wendi Sturgis and Barbara Basney.

(b)	The one non-independent director is Denis Gallagher, who is the Chief Executive Officer of the Issuer.

(c)	Eight of the nine members of the current board of directors of the Issuer are independent, while one member (Denis Gallagher) is a current senior officer of the Issuer.

(d)	Four of the independent directors of the Issuer (George Rossi, Victor Wells, Irving Gerstein and Grace Palombo) also serve as directors on boards of several other public corporations. Mr. Rossi serves on the boards of several public and private entities including Zone Finance, a mortgage provider in Quebec and Technosport Inc., a Canadian clothing distributor. He formerly served on the boards of Dolan Media Company and Radio Nord Communications. He also serves on the investment valuation committee of Investissements Desjardins. Mr. Gerstein serves as a director of Medical Facilities Corporation and Atlantic Power Corporation, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc. and Economic Investment Trust Limited, and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director of Pasinex Resources Limited and Contagious Gaming Inc. He formerly served as director and Chair of the Audit Committee of Unique Broadband Systems Inc. (2012 – 2015), GT Canada Medical Properties Inc. (2010 – 2012), MagIndustries Corp (2006 – 2011) and Northstar Healthcare Inc. (2007 – 2010). He was also formerly a member of the Audit Committee of TriNorth Capital Inc. (2009 – 2010) as well as a trustee and Chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007. Grace Palombo serves on the board of EnerCare Inc.

(e)	Independent directors hold regularly scheduled meetings at which members of management are not in attendance. During the fiscal year ended June 30, 2016, the independent directors held four such “in camera” meetings.

(f)	The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. Irving Gerstein is the lead independent director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g)	The following table sets forth the number of board meetings held, and attendance by directors, during the fiscal year ended June 30, 2016:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
George Rossi	6 of 6
David Scopelliti	6 of 6
Irving Gerstein	6 of 6
Kenneth Needler	6 of 6
Denis Gallagher	6 of 6
Victor Wells	6 of 6
Grace Palombo	6 of 6
Wendi Sturgis	6 of 6
Barbara Basney	6 of 6

2.	Board Mandate

The board of directors’ mandate is included as Schedule “A” to this Circular.

3.	Position Descriptions

Position descriptions for the lead independent director (the “Lead”) of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer’s Board Mandate included as Schedule “A” to this Circular, and are as follows:

(a)	Responsibilities of Lead Independent Director:

(i)	expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and Chair the annual meeting of securityholders of the Issuer;

(ii)	the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii)	provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;

(iv)	ensure that the board of directors understands the boundaries between board and management responsibilities; and

(v)	ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

(b)	Responsibilities of Audit Committee Chair:

(i)	act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii)	act as a liaison between the Audit Committee and senior management of the Issuer;

(iii)	act as a liaison between the Audit Committee and the Issuer’s internal and external auditors;

(iv)	report to the board of directors on the activities of the Audit Committee;

(v)	recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi)	chair meetings of the Audit Committee.

(c)	Responsibilities of the Chairman and Chief Executive Officer:

(i)	to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii)	to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii)	to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv)	to report to, and meet regularly and as required, with the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v)	to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi)	to develop and seek the board of directors’ concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii)	to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the Issuer, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii)	to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4.	Orientation and Continuing Education

Management, working with the board of directors, provides orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, most of the Issuer’s independent directors have visited operating school bus facilities of the Issuer to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Issuer’s success. The directors regularly attend the Issuer’s corporate offices for meetings, to visit with staff and tour operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNG Committee arranges for the transmission to the board of articles, newsletters and general educational data and publications pertaining to issues of interest to public board members and/or audit committee members.

5.	Ethical Business Conduct

On November 6, 2014, the board adopted an amended written code of conduct and ethics for the Issuer (the “Code”), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with the issuer’s security holders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer’s Audit Committee “Whistleblower Policy”. Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services (“NHS”). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer’s websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer’s directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer’s investor website www.ridesta.com and on SEDAR at www.sedar.com.

6.	Nomination of Directors

The board has a CNG Committee currently composed of four directors, all of whom are independent of management. The CNG Committee charter clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The CNG Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of Shareholders. In making its recommendations, the CNG Committee considers:

(a)	the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b)	the competencies and skills that the board considers each existing director to possess; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

The board has a majority voting policy for individual directors. Under the policy, the form of proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold voting on, each nominee director separately. Any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” is required to promptly submit such director’s resignation to the board, to take effect upon acceptance by the board. The CNG Committee will consider and recommend to the board whether or not to accept such resignation, after considering the best interests of the Issuer and all of the facts and circumstances that it considers relevant. The board will then consider the resignation, taking into account the recommendation of the CNG Committee. The director who submits such resignation shall not participate in the board meeting at which the resignation is considered. The board will announce its decision (including, if applicable, the reasons for not accepting any resignation) via press release within 90 days of the meeting when the election was held. If the resignation is accepted by the board, it becomes effectives immediately.

7.	Compensation

Determination of Compensation

The compensation arrangements for the Issuer’s directors are determined by the board, with input from the Compensation Committees. The board of directors compensation arrangements are reviewed by the board periodically and may be modified from time to time. Additional information regarding compensation of the Issuer’s officers and directors is set forth above under the heading “Executive Compensation”.

8.	Other Board Committees

The Issuer and STA Holdings have no committees other than the Audit Committee of the Issuer, the CNG Committee of the Issuer, the Compensation Committee of STA Holdings, and the Innovation and Technology Committee (“IT Committee” or the “ITC”) of the Company, which was formed on May 6, 2014.

Innovation and Technology Committee Description

The purpose of the ITC is to provide understanding, clarification and validation to the Board on the fundamental technological and strategic direction of new ventures and major investment projects within the Issuer in order to enhance shareholder value.  Innovation and Technology are key contributors to the Company’s long-term competitiveness and profitability.

9.	Assessments

The CNG Committee is responsible for the regular assessment of the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNG Committee resolved in the 2006 fiscal year that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the 2008 fiscal year, the CNG Committee and board of directors conducted its second board and individual assessment process. Survey forms were distributed and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the Chairman who reported all results to the board. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman’s individual results. The Chairman then discussed each member’s results individually with that member. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the lead independent director, who discussed them privately with the Chairman. The board of directors repeated its board effectiveness and individual assessment process again in each of the 2011, 2013, and 2015 fiscal years and the results were disseminated and discussed at the board of director’s final meetings of each of those fiscal years. The results of the board effectiveness and individual assessment process, for each of the years they were completed, exhibited positive and complimentary individual peer assessments and also indicated that the board was functioning extremely well. The intention of the board, as reflected in the Board Mandate, is to repeat the board effectiveness and individual assessment process again in the 2017 fiscal year and every second fiscal year thereafter.

10.	Director Term Limits

We do not impose term limits on our Directors, nor are there any other mechanisms in place that operate to compel Board turnover. While term limits can help ensure the Board gains a fresh perspective, term limits also serve as an arbitrary mechanism for removing Directors which can result in valuable, experienced Directors being forced to leave the Board solely because of length of service. We believe that Directors should be assessed based on their ability to continue to make a meaningful contribution to the Board. The CNG Committee reviews the composition and performance of the Board on a regular basis in relation to approved Director criteria and recommends changes as appropriate, which, in its view, is a more meaningful way to evaluate the performance of Directors and to make determinations about whether a Director should be removed due to under-performance.

11.	Gender Diversity – Board and Executive Representation

The Board recognizes the value and importance of gender diversity at the Board and executive officer level. The school bus transportation services industry is comprised of a large percentage of female business managers and service employees, and over the last five years, the Issuer has taken steps to achieve similar demographics at the Board and executive level.

The CNG Committee has emphasized the Board’s commitment to the recruitment of women in recent years by making the identification of candidates who are women among the key search criterion in the director selection and nomination processes it has undertaken. The current Board has 3 female directors, representing 33% of the 9 directors of the Issuer. Further, the 3 women directors represent 37.5% of the 8 independent directors of the Issuer. In searches for new executive officers, the Board considers the level of female representation and diversity within its leadership ranks as one of the key factors used in its search process. There is currently one woman serving among the five executive officers (as such term is defined under applicable securities laws) of the Issuer, representing 20% of the executive officers of the Issuer. The Issuer has consistently demonstrated that nominating women directors and appointing women executives and managers is an important priority. The Issuer has not adopted a formal diversity policy or formal targets for women in director and executive officer roles, since the objectives of such policy and targets are achieved through the Issuer’s current practices.

Women currently represent over 50% of all employees of the Issuer and over 60% of the full-time management staff. The latter would include all Area Manager, Terminal Manager and dispatcher positions. Over 50% of STI’s service level employees within the Issuer’s employee base are women. The service level employees are the Issuer’s school bus drivers who take young children to school each school day, as well as safety trainers and monitors. The significant representation of women in these managerial and safety-sensitive positions reflects the ongoing commitment by the Board and the executive officers to ensure the fair and proper consideration and promotion of women candidates.

OTHER BUSINESS

The directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer’s financial statements and management’s discussion and analysis of the Issuer’s financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer’s annual information form, is available under the Issuer’s profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular to the Shareholders have been approved by the board of directors of the Issuer.

DATED as of this 3rd day of October, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.

Schedule A

MANDATE OF THE BOARD OF DIRECTORS

Reviewed and re-approved September 10, 2014

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation Inc. (“STI”). The board of directors of STI is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STI with the highest standards of ethical conduct and in the best interests of the shareholders of STI.

1.	Composition

The board of directors shall be composed of between 3 and 20 individuals, a majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as “independent directors” as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2.	Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STI and in that regard shall be specifically responsible for:

(a)	supervising the activities of STI, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. (“STA Holdings”);

(b)	adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STI’s business;

(c)	reviewing, on at least an annual basis, a budget for STI;

(d)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of STI, and that such officers create a culture of integrity throughout the organization, as well as satisfying itself, to the extent feasible, that the Chief Executive Officer is assessing the integrity of the senior officers of STI and its subsidiaries;

(e)	the identification of the principal risks of STI’s business and ensuring the implementation of appropriate systems to manage these risks;

(f)	ensuring that STI has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g)	succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h)	adopting a communication policy that enables STI to communicate effectively and addresses how STI interacts with all of its stakeholders, including analysts and the public, contains measures for STI to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i)	monitoring STI’s internal control and management information systems;

(j)	establishing and maintaining a standing audit committee of the board of directors (the “Audit Committee”);

(k)	reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l)	receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STI;

(m)	developing STI’s approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STI;

(n)	implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o)	implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p)	implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q)	meeting regularly with management to receive reports respecting the performance of STI, new and proposed initiatives, STI’s business and investments, management concerns and any areas of concern involving STI; and

(r)	meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STI’s ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of STI. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3.	Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a “lead independent director” appointed by the board of directors from its independent members. The “Lead” referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a)	the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STI and Chair the annual meeting of the securityholders of STI;

(b)	the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STI. The Lead shall not have the right or entitlement to bind STI in his or her capacity as Lead;

(c)	the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;

(d)	the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e)	the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

4.	Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a)	acting as a liaison between the Audit Committee and the board of directors of STI;

(b)	acting as a liaison between the Audit Committee and senior management of STI;

(c)	acting as a liaison between the Audit Committee and STI’s internal and external auditors;

(d)	reporting to the board of directors on the activities of the Audit Committee;

(e)	recommending procedures to enhance the effectiveness of the Audit Committee; and

(f)	chairing meetings of the Audit Committee.

5.	Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STI will:

(a)	be expected to attend, and chair, the meetings of the board of directors of STI and securityholders of STI (other than the annual meeting of securityholders);

(b)	provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c)	manage and supervise the affairs of STI, and initiate and co-ordinate the strategic planning process for STI and recommend to the board of directors goals for the business of the STI and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d)	report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e)	assist in the development of policies of the board of directors regarding the public disclosures of STI;

(f)	develop, and advise the board of directors’ in regard to, plans for management development and succession in all key positions;

(g)	review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of STI, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h)	assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6.	Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a)	dividends;

(b)	acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c)	related party transactions;

(d)	the public dissemination of STI’s financial results;

(e)	the issuance or repurchase of securities of STI;

(f)	the terms of reference of committees of the board of directors; and

(g)	any other matter that would give rise to a “material change” to STI.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STI shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8.	Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one meeting prior to the issuance of the annual financial results of STI. A quorum for the meetings shall be a majority of the directors then holding office.

9.	Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10.	Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11.	Telephone Board Meetings

(a)	A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b)	While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12.	Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STI, new and proposed initiatives, management’s concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STI.

13.	Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STI and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

Appendix A
POLICY OF PRACTICES FOR DIRECTORS

1.	Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a)	advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b)	advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c)	attend a meeting by conference telephone if unable to attend in person.

2.	Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STI and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3.	Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a)	be candid and forthright;

(b)	not be reluctant to express views contrary to those of the majority;

(c)	be concise and, in most circumstances, respect the time constraints of a meeting; and

(d)	be courteous to and respectful of other directors and guests in attendance.

4.	Personal Conduct

Directors are expected to:

(a)	exhibit high standards of personal integrity, honesty and loyalty to STI;

(b)	project a positive image of STI to news media, the financial community, governments and their agencies, securityholders and employees;

(c)	be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d)	disclose any potential conflict of interest that may arise with the business or affairs of STI and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5.	Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STI of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

Appendix B
CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The board of directors of the Issuer has a compensation, nominating and governance committee that has a charter that complies in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines.

1.	Governance Responsibilities of Compensation, Nominating and Governance Committee:

(a)	To assess the independence and qualifications of the various members of the board of directors.

(b)	To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STI’s strategy.

(c)	To review the composition of the committees of the board of directors.

(d)	To monitor the quality of the relationship between management and the board of directors.

(e)	To review and respond to requests by individual directors to engage outside advisors.

(f)	To review, and if acceptable, direct the implementation of the recommendations of the compensation committee of STA Holdings.

(g)	To assess the need, and to coordinate a program, for continuing education for members of the board of directors.

(h)	To assess the effectiveness of the board of directors and their committees and the contribution of each director.

(i)	To report on governance as required by public disclosure requirements.

(j)	To review and ensure compliance of STI with its internal governance guidelines.

(k)	To review from time to time the governance practices of STI and its committees to determine compliance with rules and policies of regulatory authorities governing STI.

(l)	At least annually, to review the adequacy of the corporate governance guidelines of STI and its subsidiaries.

(m)	To determine and monitor STI’s standards for director independence.

(n)	At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STI.

(o)	At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

(p)	To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2.	Nominating Responsibilities of Compensation, Nominating and Governance Committee:

(a)	To review every other year the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STI in light of the opportunities and risks facing STI and STI’s proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b)	To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STI and the nature and operation of STI’s business (including STI’s reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c)	To actively seek individuals qualified (in context of STI’s needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d)	To review the membership and allocation of board members to the various committees of the board of directors.

(e)	(To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors’ performance, including individual contributions.

(f)	To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

Schedule B

NEW PSG PLAN RESOLUTION

BE IT RESOLVED THAT:

1.	The adoption of the new performance share grant plan (the “PSG Plan”) of Student Transportation Inc. (the “Issuer”) in the form attached to the management information circular of the Issuer dated October 3, 2016 as Schedule “D” and the reservation for issuance under such plan of 3,000,000 common shares in the capital of the Issuer is hereby authorized, approved, ratified and confirmed.

2.	Any one director or officer of the Issuer is hereby authorized and directed, acting for, in the name of and on behalf of the Issuer, to execute or cause to be executed under the seal of the Issuer or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Issuer be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule C

SHARE EXCHANGE RESOLUTION

BE IT RESOLVED THAT:

1.	Student Transportation Inc. (the “Issuer”) is hereby authorized and directed, on or before February 28, 2017, to issue to the holders of Class B Series Three common shares (“Class B-3 Shares”) in the capital of Student Transportation of America Holdings, Inc., up to an aggregate of 2,712,417 common shares (“Common Shares”) in the capital of the Issuer, in connection with the exchange of such Common Shares for Class B-3 Shares owned by such holders, as described in the management information circular of the Issuer dated October 3, 2016.

2.	Any one director or officer of the Issuer is hereby authorized and directed, acting for, in the name of and on behalf of the Issuer, to execute or cause to be executed under the seal of the Issuer or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Issuer be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule D

PERFORMANCE SHARE GRANT PLAN

STUDENT TRANSPORTATION INC.
PERFORMANCE SHARE GRANT PLAN

1.	GENERAL

1.1	Purpose

This Performance Share Grant Plan has been established to: (a) align the interests of Designated Participants (as defined herein) with those of the holders of common shares of Student Transportation Inc. (the “Company”); (b) assist in attracting, retaining and motivating key personnel of the Company by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Company; (c) to optimize the performance of the Company through incentives which are consistent with the Company’s goals; and (d) to provide Designated Participants with an incentive for excellence in individual performance.

2.	INTERPRETATION

2.1	Definitions

In this Plan, the following terms shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended;

“Allocation Date” means the date a Designated Participant is allocated PSG Units;

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation and the TSX Rules and NASDAQ Rules, and, with respect to U.S. Participants, the U.S. federal and state securities laws and the Code, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder;

“Award Agreement” has the meaning ascribed thereto in Section 4.3;

“Base Salary” means the base salary paid by the Company or any Related Entity to a Designated Participant for his or her services, as the same may be amended from time to time;

“Base Award Value” means the value (in dollars) of an award made to each Designated Participant for a Performance Period as determined by the Committee; provided, however, that unless otherwise specified in such Designated Participant’s employment agreement, such value shall not exceed the amount of such Designated Participant’s Base Salary;

“Beneficiary” means any person designated by a Designated Participant by written instrument filed with the Committee to receive any amount payable in respect of PSG Units in the event of the Designated Participant’s death or, failing any such effective designation, the Designated Participant’s estate;

“Blackout Period” means, in respect of a Designated Participant, an interval of time during which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company;

“Board” means the Board of Directors of the Company;

“Business Day” means any day, other than a Saturday, Sunday, or a day on which the principal chartered banks located in the Province of Ontario are not open for business during normal business hours;

“Cause” means “Cause” as defined in the employment agreement, if any, between the relevant Designated Participant and the Company or any Related Entity and, if there is no such definition or agreement, then as such term is defined by Applicable Law or if not so defined, such term shall refer to an act of embezzlement, fraud, breach of fiduciary duty or any other similar misconduct or circumstances where an employer can terminate an individual’s employment without notice;

“Change of Control” means:

(i)	the acceptance of an offer to purchase outstanding voting shares of the Company by a sufficient number of holders of such outstanding voting shares to constitute the offeror, together with persons acting jointly or in concert with the offeror, being entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares (provided that prior to such offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares);

(ii)	the completion of a consolidation, merger or amalgamation of the Company with or into any other entity whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attached to the outstanding voting securities of the consolidated, merged or amalgamated entity;

(iii)	the completion of a sale whereby all or substantially all of the Company's undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attached to the outstanding voting securities of that other entity immediately following that sale;

(iv)	the passing of a resolution by the Board or the shareholders of the Company to substantially liquidate the assets or wind-up business of the Company or significantly re-arrange the Company's affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(v)	any other event which, in the opinion of the Committee, acting reasonably, constitutes a change of control of the Company;

“CNG Committee” means the Compensation, Nominating and Governance Committee of the Company;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Committee” means the CNG Committee or such other committee or Persons (including the Board) as may be designated by the Board from time to time to administer the Plan;

“Common Share” means a common share of the Company;

“Company” means Student Transportation Inc., a corporation incorporated under the laws of the Province of Ontario, and its successors;

“Designated Participant” means an Eligible Person to whom PSG Units are allocated under this Plan;

“Determination Date” has the meaning ascribed thereto in Section 5.1

“Eligible Person” means any such officer or employee of the Company or any Related Entity as the Committee may determine from time to time;

“Good Reason” means one or more of the following conditions that occur without the consent of a Designated Participant:

(i)	A material diminution in the Designated Participant’s base compensation.

(ii)	A material diminution in the Designated Participant’s authority, duties or responsibilities.

(iii)	A material diminution in the authority, duties or responsibilities of the supervisor to whom the Designated Participant is required to report, including a requirement that the Designated Participant report to a corporate officer or employee instead of reporting directly to the Board.

(iv)	A material diminution in the budget over which the Designated Participant retains authority.

(v)	A material change in the geographic location at which the Designated Participant must perform the services.

(vi)	Any other action or inaction that constitutes a material breach by the Designated Participant of the agreement under which the Designated Participant provides services;

“Incapacity to Work” means any incapacity or inability by a Designated Participant, including any physical or mental incapacity, disease or affliction of the Designated Participant as determined by a legally qualified medical practitioner or by a court, which has prevented or which will likely prevent the Designated Participant from performing the essential duties of his or her employment with the Company or any Related Entity (taking into account reasonable accommodation by the Company or such Related Entity, as applicable) for a continuous period of six (6) months or for any cumulative period of one hundred and eighty (180) days in any twelve (12) consecutive month period;

“Insider” means a Designated Participant who is a “reporting insider” as defined in NI 55-104;

“Involuntary Termination without Cause” means a termination of employment due to the independent exercise of the unilateral authority of the Company to terminate a Designated Participant other than due to Cause;

“Issue Deadline Date” has the meaning ascribed thereto in Section 6.1;

“Market Value” on any date means the volume weighted average trading price of the Common Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the five Trading Days immediately preceding such date, provided, however, if the Common Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Value per Common Share shall be the market value of a Common Share as determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith;

“NASDAQ Rules” means the applicable rules and regulations of The NASDAQ Stock Market;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“NI 55-104” means National Instrument 55-104 – Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators;

“Performance Measures” means for any Performance Period, the performance measures, standards, metrics, goals and/or objectives, which may include Company- and/or individual-related criteria, to be taken into consideration in determining the Performance Percentage and awarding and vesting of PSG Units under the Plan;

“Performance Percentage” has the meaning ascribed thereto in Section 5.1;

“Performance Period” means the period that begins on the first Business Day of each fiscal year of the Company and ends on the last Business Day of each fiscal year of the Company, with the first Performance Period beginning on the first Business Day of the Company’s 2017 fiscal year;

“Person” includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government;

“Plan” means this Performance Share Grant Plan, as amended, supplemented or otherwise modified from time to time;

“PSG Compensation” means, for any Designated Participant, the PSG Units allocated to such Designated Participant under this Plan, notional amounts credited pursuant to Section 4.5, the Common Shares and cash issued or issuable upon redemption of such PSG Units and funds resulting from, flowing from or traceable to the proceeds from any sale or other disposition of Common Shares issued or issuable upon redemption of such PSG Units;

“PSG Unit” means the performance share grant units allocated under this Plan, with each PSG Unit notionally representing one Common Share;

“PSG Unit Account” has the meaning ascribed thereto in Section 4.7;

“Redemption Date” has the meaning ascribed thereto in Section 6.1;

“Related Entity” means a Person that controls or is controlled by the Company including, for greater certainty, its Subsidiaries, or that is controlled by the same Person that controls the Company;

“security based compensation arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers, employees and/or service providers of the Company or any Related Entity, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

“Trading Day” means any day on which the TSX is open for the trading of the Common Shares;

“TSX” means the Toronto Stock Exchange;

“TSX Rules” means the applicable rules and regulations of the TSX;

“U.S. Participant” means a Designated Participant who is a U.S. citizen, a U.S. resident or a Designated Participant for whom issuance of Common Shares in redemption of PSG Units and cash payments under this Plan would be subject to U.S. taxation under the Code or the provisions of the U.S. federal or state securities laws;

“Vested PSG Units” means any PSG Units that have so vested in accordance with Section 5; and

“Vesting Date” means, for the PSG Units allocated to a Designated Participant for a Performance Period, the date(s) on which such PSG Units are considered to be vested in accordance with Section 5.

2.2	Number and Gender

This Plan shall be read with all changes in number and gender required by the context.

2.3	Severability

If any provision of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part of any provision thereof.

2.4	Headings, Sections, Schedules

Headings used in the Plan are for reference purposes only and do not limit or extend the meaning of the provisions of the Plan. A reference to a Section shall, except where expressly stated otherwise, mean a Section of the Plan, as applicable.

2.5	References to Statutes, etc.

Any reference to a statute, regulation, rule, instrument or policy statement shall refer to such statute, regulation, rule, instrument or policy statement as it may be amended, replaced or re-enacted from time to time.

2.6	Currency

Unless the context otherwise requires or the Committee determines otherwise, all references in the Plan to currency shall be to lawful money of Canada.

3.	ADMINISTRATION

3.1	Administration of the Plan

This Plan shall be administered by the Committee, who will have, except as otherwise provided herein, the sole and complete authority to make all determinations and to take all actions necessary or advisable for the implementation and administration of the Plan, subject to Section 8.1, Section 9.5(a) and the terms of any Designated Participant’s employment agreement. Without limiting the generality of the foregoing, and subject to Sections 3.5 and 4.6 and other limitations of the Plan, the Committee shall have the power and authority to:

(a)	determine the aggregate number of PSG Units available for allocation in respect of each Performance Period;

(b)	determine the number of PSG Units to be allocated to each Participant and the Allocation Date thereof;

(c)	determine and establish the Performance Measures that shall apply to the vesting of the PSG Units allocated hereunder and evaluate and assess the extent to which such Performance Measures must and have been achieved in order for such PSG Units to become vested;

(d)	interpret and construe the provisions of the Plan;

(e)	determine and approve the form and terms of the Award Agreements;

(f)	adopt, amend and rescind administrative guidelines and other rules and regulations for implementing the Plan;

(g)	subject to regulatory requirements and Section 9.5(a), make exceptions to the Plan in circumstances which they determine to be exceptional;

(h)	impose certain conditions at the date of allocation for any PSG Units, which would have to be met for a Participant to be entitled to redeem PSG Units allocated; and

(i)	make amendments to the Plan in accordance with Section 8.1.

All decisions and determinations of the Committee respecting the Plan shall be binding and conclusive on the Plan and the Designated Participants.

No member of the Committee or the Board will be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee and the Board will, in addition to their rights as directors of the Company, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. The officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.

3.2	Eligibility

Any individual who at the relevant time is an Eligible Person is eligible to participate in the Plan. However, no Person, whether or not an Eligible Person, shall be entitled as of right to participate in the Plan and the decision as to who will have the opportunity to participate in the Plan (from among the Eligible Persons) and the extent of such participation shall be made by the Committee, in its sole discretion. For certainty, in no event shall a non-executive director of the Company or any Related Entity be entitled to participate in the Plan. Eligibility to participate does not confer upon any individual a right to receive an award of PSG Units pursuant to the Plan.

3.3	Taxes and Other Source Deductions

(a)	In the event that the Company is required by any law or regulation of any taxing authority to withhold any taxes of any kind in connection with any payment or distribution to a Designated Participant under this Plan, such Designated Participant may elect, in his or her discretion, to receive cash in lieu of Common Shares that would otherwise have been issued to such Designated Participant upon the redemption of vested PSG Units credited to the Designated Participant's PSG Unit Account. The number of Common Shares surrendered for cash shall be that number of Common Shares having a Market Value on the applicable Vesting Date equal to the amount of cash elected to be received by the Designated Participant in lieu of such Common Shares pursuant to this Section 3.3(a). For certainty, (i) all PSG Units for which the related Common Shares are surrendered pursuant to this Section 3.3(a), shall be forfeited and cancelled and shall cease to be recorded in the PSG Unit Account of the Designated Participant as of the applicable Vesting Date, and the Designated Participant will have no further right, title or interest in or to such PSG Units, and (ii) the amount of cash elected to be received by the Designated Participant in lieu of Common Shares pursuant to this Section 3.3(a) shall not exceed the amount of taxes required to be withheld.

(b)	If the Designated Participant does not make the election contemplated in Section 3.3(a), the Company shall have the right to satisfy such required withholding obligation by retaining and selling, on behalf of the Designated Participant, a number of Common Shares that would otherwise have been issued to such Designated Participant upon the redemption of vested PSG Units credited to the Designated Participant’s PSG Unit Account having a Market Value on the applicable Vesting Date equal the amount required to be withheld, or by accepting a sum sufficient from the Designated Participant to indemnify the Company and any other Person for any such liability to withhold hereunder.

(c)	Notwithstanding the foregoing, the Committee may adopt and apply rules or take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any Related Entity is required by any law or regulation of any taxing authority, or authorized by the Designated Participants, to withhold in connection with any payments and distributions contemplated under this Plan. For certainty, the Company and its Related Entities shall not be liable for any tax imposed on any Designated Participant, or any related cost incurred by the Designated Participant or the Company, as a result of the participation by the Designated Participant in the Plan.

(d)	Each Designated Participant, any Beneficiary or the Designated Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Designated Participant in connection with the Plan (including any taxes and penalties under Section 409A any Applicable Law), and neither the Company nor any Related Party shall have any obligation to indemnify or otherwise hold such Designated Participant or Beneficiary or the Designated Participant’s estate harmless from any or all of such taxes or penalties.

3.4	Appointment of Beneficiaries

Subject to the requirements of Applicable Law, a Designated Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Designated Participant and, from time to time, change such designation in writing. Such designation or change shall be in such form, and executed and delivered in such manner, as the Committee may from time to time determine.

3.5	Total Common Shares Subject to PSG Units

(a)	The aggregate number of Common Shares that may be issued pursuant to the Plan shall be, subject to Section 4.6, 3,000,000 Common Shares, and no PSG Units may be allocated if such allocation would have the effect of causing the total number of Common Shares potentially issuable in respect of PSG Units to exceed the above number of Common Shares reserved for issuance under the Plan.

(b)	To the extent PSG Units are forfeited or cancelled before redemption, including as a result of an election made by the Designated Participant pursuant to Section 3.3(a), the Common Shares subject to such PSG Units shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for PSG Unit allocations under the Plan.

4.	PERFORMANCE SHARE GRANTS UNITS

4.1	Allocation of PSG Units

At the beginning of each Performance Period, the Committee shall allocate in writing a number of PSG Units to each Designated Participant in respect of such Performance Period, which amount shall be equal to the quotient obtained by dividing such Designated Participant’s Base Value Award by the Market Value per Common Share on the Allocation Date for such PSG Units.

4.2	Determination of Performance Measures

At or prior the time of the allocation in writing of an amount of PSG Units attributable to a Designated Participant for a Performance Period, the Board shall, in its discretion, upon the recommendation of the Committee, determine the Performance Measures in respect of such Performance Period that will apply to each such allocation of PSG Units.

4.3	Award Agreement

Each allocation of PSG Units may, at such time and in such format as determined in the discretion of the Committee, be communicated to a Designated Participant by way of delivery of a written agreement (an “Award Agreement”) executed by the Company. The Designated Participant shall execute and deliver the Award Agreement to the Company within 30 days of receipt thereof. Any such Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as may be required by this Plan and any other provisions not inconsistent with the provisions of this Plan that the Committee may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Designated Participant.

4.4	No Certificates

No certificates shall be issued with respect to PSG Units.

4.5	Dividend Equivalents

(a)	Whenever cash dividends are paid on the Common Shares, a notional amount will be credited to a Designated Participant’s PSG Unit Account for each PSG Unit recorded therein as of the record date equal to the cash dividend paid per Common Share. The notional amount credited to the PSG Unit Account shall only be paid to the Designated Participant if the PSG Unit to which it relates has vested in accordance with the terms hereof, and shall be paid in cash to such Designated Participant at the same time as when such PSG Unit is redeemed pursuant to Section 6.1. The foregoing does not obligate the Company to pay dividends on Common Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.6	Maximum Securities

Notwithstanding anything to the contrary contained herein:

(a)	the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Company including, without limitation, this Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis; and

(b)	the number of securities issued to Insiders, within any one-year period, under all security based compensation arrangements of the Company including, without limitation, this Plan, shall not exceed 5% of the issued and outstanding Common Shares calculated on a non-diluted basis.

4.7	PSG Unit Account

A bookkeeping account, to be known as a “PSG Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited with such PSG Units as are allocated to the Designated Participant and such notional amounts, if any, as are credited pursuant to Section 4.5.

4.8	Statement of Account

The Company shall provide to each Designated Participant to whom PSG Units have been allocated, on an annual basis, a statement reflecting the status of the PSG Unit Account maintained for such Designated Participant.

5.	VESTING OF PERFORMANCE SHARE GRANT Units

5.1	Determination of Performance Percentage

On such date (the “Determination Date”), as determined by the Committee, following the end of each Performance Period within 10 business days after the date on which the Board approves the Company’s annual financial statements for such Performance Period but not later than, assuming the Performance Period ends on or about the 30th day of June, the 7th day of September immediately following the end of such Performance Period (in order to satisfy the Issue Deadline Date described in Section 6.1 for PSG Units that may become vested during the Performance Period), the Committee shall determine, in its sole discretion, each Designated Participant’s performance toward achievement of the Performance Measures for such Performance Period by assigning a percentage from 0 per cent to 100 per cent reflecting such performance (the “Performance Percentage”). For greater certainty, unless otherwise specified in the Designated Participant’s employment agreement, the Performance Percentage shall not be greater than 100 per cent, such that the number of Vested PSG Units of a Designated Participant shall in no event be greater than the aggregate of the number of PSG Units allocated to the Designated Participant for such Performance Period. The Committee shall base such determination on the audited financial statements for such Performance Period or, should audited financial statements not then be available to satisfy the September 7th deadline, based on the financial information then available to and at the sole discretion of the Committee.

5.2	Vesting of PSG Units Based on Performance Percentage

(a)	Subject to the remaining provisions of this Section 5, the number of PSG Units allocated to a Designated Participant for a Performance Period, which shall vest in accordance with this Section 5.2(a), shall be calculated by multiplying the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units shall vest over a three-year period following the original Allocation Date of such PSG Units, as follows provided that the Designated Participant is employed by the Company or its Related Entities on each such Vesting Date: (i) as to one-third on the Determination Date immediately following such Performance Period; (ii) as to one-third on the first anniversary of such Determination Date; and (iii) as to one-third on the second anniversary of such Determination Date.

(b)	For greater certainty, except as otherwise provided in this Section 5, all PSG Units allocated to a Designated Participant for a Performance Period, which do not vest in accordance with Section 5.2(a), shall be forfeited and cancelled and shall cease to be recorded in the PSG Unit Account of the Designated Participant as of the Determination Date immediately following such Performance Period, and the Designated Participant will have no further right, title or interest in or to such PSG Units.

5.3	Vesting on Death or Incapacity to Work

If the employment of a Designated Participant is terminated by the death or due to the Incapacity to Work of such Designated Participant prior to the date upon which any PSG Units allocated to the Designated Participant for a Performance Period recorded in his or her PSG Unit Account have vested, all such PSG Units shall immediately vest on the date of the termination of his or her employment.

5.4	Vesting on Involuntary Termination without Cause or upon Resignation for Good Reason

(a)	If the employment of a Designated Participant is terminated due to an Involuntary Termination without Cause or due to the resignation of the Designated Participant for Good Reason prior to the date upon which any PSG Units allocated to the Designated Participant for a Performance Period recorded in his or her PSG Unit Account have vested, the number of any such PSG Units for a Performance Period, which shall vest in accordance with this Section 5.4(a), shall be calculated by multiplying the aggregate number of such PSG Units by the applicable Performance Percentage. A pro rata portion of the resulting PSG Units shall vest on the date of termination of the Designated Participant’s employment, based on a fraction that has as its numerator the number of days that the Designated Participant’s was actively employed during the applicable Performance Period, and as its denominator the number of days comprising the applicable Performance Period.

(b)	For greater certainty, for purposes of Section 5.4(a), the Performance Percentage applicable to the PSG Units for any Performance Period, for which the Committee has not determined the applicable Performance Percentage as of the date of termination of the Designated Participant’s employment, shall be determined by the Committee, in its sole discretion, based upon the Designated Participant’s proportional achievement of the Performance Measures for such Performance Period to the date of such termination.

(c)	For purposes of Section 5.4(a), a resignation for Good Reason must occur within two (2) years following the initial existence of one or more of the conditions that constitute Good Reason. The Designated Participant shall provide notice to the Company of the existence of the condition constituting Good Reason within ninety (90) days of the initial existence of the condition, upon the notice of which the Company shall have a period of thirty (30) days during which it may remedy the condition and not trigger vesting under this Section 5.4.

5.5	Vesting on Termination for Cause or Resignation (other than for Good Reason)

If the employment of a Designated Participant is terminated for Cause or due to the resignation of such Designated Participant (other than for Good Reason) prior to the date upon which any PSG Units allocated to the Designated Participant for a Performance Period recorded in his or her PSG Unit Account have vested, all such PSG Units shall be forfeited and cancelled and shall cease to be recorded in the PSG Unit Account of the Designated Participant as of the date of his or her termination of employment.

5.6	Vesting on Change of Control

(a)	In the event that a Change of Control occurs prior to the date upon which any PSG Units allocated to the Designated Participant for a Performance Period recorded in his or her PSG Unit Account have vested and if the employment of such Designated Participant is terminated (other than for Cause, or due to the resignation of such Designated Participant (other than for Good Reason)) within twelve (12) months following the occurrence of such Change of Control, the number of any such PSG Units for a Performance Period, which shall vest in accordance with this Section 5.6(a), shall be calculated by multiplying the aggregate number of such PSG Units by the applicable Performance Percentage. The resulting PSG Units shall vest on the date of termination of the Designated Participant’s employment.

(b)	For greater certainty, for purposes of Section 5.6(a), the Performance Percentage applicable to the PSG Units for any Performance Period, for which the Committee has not determined the applicable Performance Percentage as of the date of termination of the Designated Participant's employment, shall be determined by the Committee, in its sole discretion, based upon the Designated Participant’s proportional achievement of the Performance Measures for such Performance Period to the date of such termination, and the Designated Participant will have no further right, title or interest in or to such PSG Units.

5.7	Date of Termination of Employment

(a)	The date of termination of employment for a Designated Participant other than a U.S. Participant shall be the Designated Participant’s last day of active employment and shall not include any period of statutory, contractual or reasonable notice or any period of deemed employment.

(b)	The date of termination of employment for a U.S. Participant shall mean the U.S. Participant’s “separation from service” with the Company and all its affiliates (generally 50% common control with the Company), as defined in Treasury regulations under Section 409A (generally, a decrease in the performance of services to no more than 20% of the average for the preceding 36-month period, and disregarding leave of absences up to six months where there is a reasonable expectation the employee will return).

(c)	For greater certainty, all PSG Units allocated to a Designated Participant for a Performance Period, which do not vest in accordance with Sections 5.4, 5.5 or 5.6, shall be forfeited and cancelled and shall cease to be recorded in the PSG Unit Account of the Designated Participant as of the date of termination of the Designated Participant’s employment.

6.	REDEMPTION OF PERFORMANCE SHARE grant UNITS

6.1	Redemption of Vested PSG Units

Subject to the remaining provisions of this Section 6, the Company shall redeem all such Vested PSG Units within five (5) Business Days following the applicable Vesting Date (the “Redemption Date”) by issuing and delivering to the Designated Participant one Common Share for each such Vested PSG Unit (whether by issuing a share certificate in the name of the Designated Participant evidencing such Common Shares or by electronic issuance and deposit). Notwithstanding anything to the contrary contained herein, no Common Shares issuable upon the redemption of any Vested PSG Units under this Plan shall be issued, or any cash payments made with respect to such Vested PSG Units pursuant to Section 4.5 shall be paid, to the Designated Participant later than the 15th day of September immediately following the end of the fiscal year of the Company during which such PSG Units vested (the “Issue Deadline Date”).

6.2	No Rights

A Designated Participant shall have no further rights respecting any PSG Unit which has been redeemed.

6.3	No Interest

For greater certainty, no interest shall be payable to Designated Participants in respect of any amount payable under the Plan.

7.	Claw-back

7.1	Claw-Back

(a)	If, as a result of a restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under applicable securities laws, a Designated Participant received any PSG Compensation in excess of the amount of PSG Compensation that the Designated Participant would have received absent the incorrect financial statements, the Company shall recover the amount of such excess PSG Compensation (defined as the excess of (a) the actual amount of PSG Compensation paid to the Designated Participant over (b) the PSG Compensation that would have been paid based on the restated financial results during the three-year period preceding the date of the first public issuance or filing with the Ontario Securities Commission (or its successor(s)) of the financial statements required to be restated.

(b)	If the Committee determines, in its sole discretion, that a Designated Participant engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes just cause for dismissal during the Designated Participant’s employment, whether or not such act of embezzlement, fraud, breach of fiduciary duty or other misconduct contributed to an obligation to restate the Company’s financial statements, that Designated Participant may be required to reimburse to the Company or forfeit all or part of the PSG Compensation received by the Designated Participant, as determined by the Committee in its discretion, to the extent of the amount of damages suffered, or which would be a reasonable pre-estimate of the damages that would be suffered, by the Company as a result of the misconduct.

(c)	The Committee may, in determining the appropriate amount of the claw-back referred to in Section 7.1(b), take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Committee’s power to determine the appropriate punishment for the Designated Participant is in addition to, and not in replacement of, any remedies which may be imposed by such entities and any other remedies available to the Company or its Related Entitles. The amounts which may be clawed-back under Section 7.1(b) are a reasonable pre-estimate of the damages which would be suffered by the Company in the event of the misconduct described above by a Designated Participant and shall not be construed as a penalty. If any court or arbitrator determines that any provision contained in this Section 7.1 is unenforceable because of the duration of the provision or for any other reason, the duration or scope of the provision, as the case may be, shall be reduced so that the provision becomes enforceable and, in its reduced form, the provision shall then be enforceable and shall be enforced.

8.	AMENDMENT OF THE PLAN

8.1	Amendment

(a)	Subject to Applicable Law and Sections 8.1(b) and 8.1(c) below, the Committee may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Committee may be expedient or desirable.

(b)	Notwithstanding Section 8.1(a), but subject to Section 8.1(e), the Committee shall not materially adversely alter or impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant with respect to PSG Units previously awarded under the Plan without the consent of the Designated Participant.

(c)	Notwithstanding Section 8.1(a), none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:

(i)	increasing the number of securities issuable under the Plan, other than in accordance with the terms of this Plan;

(ii)	making a change to the class of Eligible Persons that would have the potential of broadening or increasing participation by Insiders or introducing participation by non-executive directors of the Company;

(iii)	amending Section 5.6 of the Plan in a manner that would result in the vesting of PSG Units thereunder to be triggered only upon the occurrence of a Change of Control;

(iv)	extending any term of an award under this Plan beyond the original expiry date of the award benefiting an Insider;

(v)	amending Section 9.6 of the Plan;

(vi)	permitting awards other than PSG Units to be made under this Plan; and

(vii)	amending this Section 8.1.

(d)	Without limiting the generality of the foregoing, the Board shall have the power and authority to approve amendments relating to the Plan, without obtaining shareholder approval, to the extent that such amendment:

(i)	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the TSX Rules and NASDAQ Rules, in place from time to time;

(ii)	is an amendment to the Plan respecting administration of the Plan;

(iii)	subject to the requirements of Section 9.5(a), changes the terms and conditions on which PSG Units may be or have been allocated pursuant to the Plan;

(iv)	changes the termination provisions of a PSG Unit or the Plan; or

(v)	is an amendment to the Plan of a “housekeeping nature”.

(e)	If the Board terminates or suspends the plan, no new PSG Units will be credited to the PSG Unit Account of a Designated Participant. On termination of the Plan, all outstanding PSG Units will vest and be paid in accordance with the terms of the Plan.

(f)	The Board shall not require the consent of any affected Designated Participant in connection with the termination of the Plan.

9.	GENERAL

9.1	Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Committee in its discretion may deem appropriate to preserve proportionately the interests of Designated Participants under the Plan as a result of such change shall be made with respect to the number of PSG Units outstanding under the Plan.

9.2	Compliance with Laws and Company Policies

(a)	The terms of the Plan are subject to any Applicable Laws and governmental and regulatory requirements (including the TSX Rules and NASDAQ Rules), approvals and consents, and the provisions of any applicable policies of the Company that may be or become applicable. Without limiting the generality of the foregoing, the Company may, in its sole discretion, delay the crediting of PSG Units to the accounts of Designated Participants and/or the redemption of PSG Units if and to the extent it considers necessary or appropriate as a result of any Blackout Period.

(b)	If the Committee determines that the listing, registration or qualification of the Common Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other Applicable Law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of PSG Units or the issue of Common Shares hereunder, the Company shall be under no obligation to credit PSG Units or issue Common Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been affected or obtained free of any conditions not acceptable to the Committee.

9.3	Reorganization of the Company

The existence of any PSG Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

9.4	Blackout Periods

If a Designated Participant makes an election pursuant to Section 3.3(a) and the Vesting Date of the PSG Units for which the election has been made would occur during a Blackout Period, then, notwithstanding any other provision of the Plan, the Vested PSG Unit shall instead vest on the date which is 5 Business Days after the date on which the Blackout Period ends.

9.5	U.S. Participants

(a)	It is intended that the provisions of the Plan shall be exempt from Section 409A under the exemption for short-term deferrals set forth in Treasury Regulation Section 1.409A-1(b)(4), and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

(b)	Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a U.S. Participant under Section 409A, the Company may, but shall not be required to:

(i)	adopt such amendments to the Plan and PSG Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and PSG Units hereunder; and/or

(ii)	take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(c)	No PSG Units nor any Common Shares issuable in respect of Vested PSG Units shall be allocated or issued unless such allocation or issuance shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the 1933 Act, the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such Common Shares may then be listed and such allocation or issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the grant or issuance of such Common Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful allocation or issuance of any PSG Units or Common Shares under the Plan, or the unavailability of an exemption from registration for the granting or issuance of any Common Shares under the Plan, shall relieve the Company of any liability with respect to the non-granting or non-issuance of such Common Shares.

(d)	If the Common Shares issuable in respect of PSG Units have not been registered under the 1933 Act, as a condition to the issuance of Common Shares, the Company may require the Designated Participant to represent and warrant in writing at the time of such exercise that the Common Shares are being purchased only for investment and without any then present intention to sell or distribute such Common Shares and such other representations as may be required. At the option of the Company, a stop transfer order against such Common Shares may be placed on the shareholder register and records of the Company, and a legend indicating that the Common Share(s) may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any Applicable Law or regulation, may be stamped on the certificates representing such Common Shares in order to assure an exemption from registration. The Company also may require such other documentation and representations as may from time to time be necessary to comply with federal and state securities laws. The Company has no obligation to undertake registration of Common Shares issuable upon vesting of PSG Units.

9.6	Transferability of PSG Units

A Designated Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, his or her PSG Unit Account, any PSG Units or any rights the Designated Participant has under this Plan, other than for normal estate settlement purposes.

9.7	Successors and Assigns

The Plan shall be binding on the Company and on Designated Participants and, if applicable, their Beneficiaries and legal representatives.

9.8	Unfunded and Unsecured Plan

The Plan is an unfunded obligation of the Company and the Company will not secure its obligations under the Plan. Neither the establishment of the Plan or PSG Unit Accounts, nor the allocation of PSG Units (or any action taken in connection therewith) shall be deemed to create a trust. To the extent any individual holds any rights by virtue of an allocation of PSG Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

9.9	Market Fluctuations

No amount will be paid to, or in respect of, a Designated Participant under the Plan to compensate for a downward fluctuation on the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Designated Participant for such purpose. The Company makes no representations or warranties to the Designated Participants with the respect to the Plan or the Common Shares whatsoever. In seeking the benefits of participation in the Plan, a Designated Participant agrees to accept all risks associated with a decline in the market price of Common Shares.

9.10	Participation is Voluntary; No Additional Rights

The Participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. Nothing in this Plan shall be construed to provide the Designated Participants with any rights whatsoever to participation or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as a Designated Participant or otherwise. Nothing contained in this Plan shall be deemed to give any person the right to the continuation of employment by the Company or a Related Entity of the Company or interfere in any way with the right of the Company or a Related Entity of the Company to terminate such employment at any time or to increase or decrease the compensation of such person. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. The Company does not assume responsibility for the personal income or other tax consequences for the Designated Participants and they are advised to consult with their own tax advisors.

9.11	No Shareholder Rights

Until Common Shares have been issued to a Designated Participant pursuant to the redemption of PSG Units in accordance with this Plan, the PSG Units shall be regarded as “unvested” and such Participant shall not possess any incidence of ownership of the underlying Common Shares including, for greater certainty and without limitation, the right to exercise voting rights and, except as provided herein, the right to receive any dividends in respect of such Common Shares. Such Designated Participant shall only be considered a shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Company.

9.12	Conflict of Law

The Company’s allocation of any PSG Units and its obligation to make any payments in respect thereof are subject to compliance with Applicable Law provided, however, that with respect to U.S. Participants, in the event of a conflict between Applicable Laws, the applicable U.S. federal and state securities laws and Code shall govern.

9.13	No Salary Deferral Arrangement

Notwithstanding any other provision of the Plan, it is intended that the Plan and PSG Units allocated under the Plan not be considered “salary deferral arrangements” under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Committee may make such amendments to the terms of outstanding PSG Units of Designated Participants other than U.S. Participants (including, without limitation, changing the Vesting Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Committee, so that the Plan and PSG Units outstanding thereunder are not considered “salary deferral arrangements”.

9.14	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

9.15	Governing Law

Except as provided in Sections 9.5(a) and 9.12, the Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.16	Effective Date

The Plan is adopted with effect from September 30, 2016, subject to confirmation by the Company’s shareholders in accordance with the Business Corporations Act (Ontario) at the annual and special meeting shareholders to be held on November 8, 2016 or any adjournment or postponement thereof.